CSL Limited
45 Poplar Road Park
Victoria 3052 Austra

CSL ASX Announcement

For immediate release

22 August 2007

Full Year Result
Strong profit - up 54%[1] to $539 million
Strong growth set to continue in 2007/08
Share buyback announced approximately 4.5% of share capital
Share split 3:1 announced

CSL Limited today announced its operating result for the full year ended 30 June 2007.

HIGHLIGHTS

Financial

- Net profit after tax was $539 million, up 54%[1] when compared to the previous year's profit from operating activities;
    - Excluding the settlement of $18 million with Sanofi in FY2007, arising from the acquisition of Aventis Behring, net profit after tax was $521 million, up 48%;
- Total revenue of $3.3 billion, up 14%;
    - GARDASIL® royalty of $86 million;
    - GARDASIL® – Australian sales $100 million;
- CSL Behring EBITDA margin up from 24% to 31%;
- Research and Development expenditure of $191 million up 19%;
- Net operating cash flow of $481 million;
- Earnings per share of $2.95, up 53% when compared to the previous year's earnings per share from continuing operations;
- Final dividend up 38% to 55 cents per share, franked at 50%, payable on 12 October 2007. Total ordinary dividends for the year were 104 cents per share up 53% on the previous year;
- Announcement of intention to conduct an on market share buyback of approximately 4.5% of share capital; and
- Announcement of intention to seek shareholder approval for a 3:1 share split.

Operational

- Strong global demand for plasma therapies continues;
- Successful first full year of GARDASIL® rollout by Merck & Co, Inc (Merck);
- Commonwealth Government funding of GARDASIL® in Australia and commencement of vaccination programs;

[1] Excludes the provision for the contingent payment arising from the acquisition of Aventis Behring included in FY2006.

- Extension of Helixate® supply contract with Bayer from 2009 to 2017 and final settlement with Sanofi Aventis arising from the acquisition of Aventis Behring in 2004;
- Privigen™ (10% liquid intravenous immunoglobulin) approved by the US Food and Drug Administration (FDA);
- Influenza biologics license application accepted by US FDA for expedited review;
- Acquisition of CytoGam®, a specialty immunoglobulin indicated for the prevention of cytomegalovirus associated with organ transplantation;
- Acquisition and integration of Zenyth Therapeutics Limited providing a portfolio of research programs in cancer, immunology and inflammation. The acquisition strengthens CSL's research investment in monoclonal antibody technology;
- License and option agreement with Wyeth for ISCOMATRIX® adjuvant technology and the expansion of an existing agreement with Merck & Co, Inc;
- US FDA approval for second indication for Rhophylac® for the treatment of immune thrombocytopenic purpura;
- Successful completion of clinical trials of the prototype pandemic influenza vaccine. An application for registration has been lodged with the Australian Therapeutic Goods Administration; and
- Favourable decision of the US Court of Appeals for the Federal Circuit awarding Professor Ian Frazer and Dr Jian Zhou priority for the CSL/University of Queensland US patent licensed to Merck and GlaxoSmithKline.

Dr McNamee, CSL's Managing Director said, "2007 has been a record year for CSL. Strong financial results, new products approved and growth initiatives announced.

"The very successful rollout by our licensee Merck of their cervical cancer vaccine GARDASIL® is an indication of the importance of this very significant unmet medical need.

"Robust global demand for the CSL Behring's plasma therapies together with GARDASIL® royalties and the success of Australian GARDASIL sales by CSL Biotherapies have been the key drivers of the company's financial performance.

"The company's financial strength and favourable outlook has underpinned a Board decision to further optimise the capital position of the company through a buyback of approximately 4.5% of issued capital.

"The size of the buyback has been balanced to ensure CSL retains the capacity to finance ongoing research and development, invest in the existing business and pursue strategic growth opportunities that may arise.

"The Board is also pleased to advise that it is proposing to seek shareholder approval for a three for one share split of the company's ordinary shares. The Board believes this will improve the affordability and liquidity of the company's shares for retail shareholders. Further details will be sent to shareholders with their Notice of Meeting in mid September ahead of the company's annual general meeting on 17 October 2007," Dr McNamee said.

BUSINESS REVIEW

Results overview

CSL Behring sales grew 8% to $2.6 billion (13% in US dollar terms) when compared to the twelve months ended 30 June 2006. Solid performance across the plasma product portfolio in both core and specialty products have driven this growth.

Carimune® / Sandoglobulin® (Intravenous Immunoglobulin), Vivaglobin® (subcutaneous Immunoglobulin) and Humate®/Haemate® (von Willebrand disease therapies) performed particularly well. During the period immunoglobulin prices in Europe improved, drawing closer to US pricing. The growth of Vivaglobin®, which was launched into the USA in March 2006, reflects patient demand given the unique convenience of the product. Humate® / Haemate®, with its high ratio of ristocetin co-factor, have been in strong demand by patients with a need for von Willebrand's factor and Haemophilia-A patients in need of inhibitor therapy. CytoGam® (Cytomegalovirus immunoglobulin intravenous) acquired in December 2006 boosted sales in the second half of the fiscal year by approximately $20 million.

CSL Behring's sales growth, operational efficiency and product mix optimisation have underpinned the strong growth in operating margin (earnings before interest and taxes) of 28%, up from 20% in the prior comparable period. The improved margin includes the residual inventory benefit of $12 million ($50 million in the prior comparable period), arising from the purchase of Aventis Behring in 2004. A major element of the cost base, plasma, was kept well under control through improved plasma collection efficiency.

CSL Bioplasma sales grew 10% to $211 million, which included growth in plasma volumes fractionated in Australia and strong albumin demand and improved pricing in Asia.

CSL Biotherapies grew sales by 49% to $317 million reflecting a strong start to the school based GARDASIL® immunisation program in Australia. Sales of GARDASIL® in Australia during the period totalled $100 million.

Other Revenue grew in line with the royalty received from Merck on the sale of GARDASIL®. The total GARDASIL® royalty received amounted to $86 million.

Business development

GARDASIL® – Human Papillomavirus Vaccine
On 8 June 2006, CSL's Licensee Merck, received approval from the US FDA for GARDASIL® the only vaccine available in the US for the prevention of HPV types 16 and 18 related cervical cancer, for girls and women aged 9 to 26 years. GARDASIL® is also approved for the prevention of genital warts and low grade cervical lesions caused by HPV types 6, 11, 16 & 18.

On 17 April 2007 Merck submitted a supplemental Biologics License Application for GARDASIL® to the US FDA to include efficacy data on additional cervical cancer causing HPV types responsible for more than 10% of cervical cancers, additional data on protection against vaginal and vulvar cancers and data on immune memory.

At the end of June 2007 GARDASIL® was approved in 80 countries, with applications under review with regulatory agencies in a further 40 countries.

On 20 August 2007, the US Court of Appeals for the Federal Circuit handed down its decision regarding who should be awarded priority between Professor Ian Frazer and Dr Jian Zhou (inventors in the CSL/University of Queensland patent) and Drs Schlegel and Jensen (Georgetown University). The Court decided that priority should be granted to the CSL/University of Queensland patent and overturned the earlier decision of the US Patent and Trademark Office Board of Patent Appeals and Interferences. The Court remanded the case back to the US Patent and Trademark Office to effect the issue of the patent to CSL/University of Queensland.

Helixate®

In January 2007, CSL concluded an agreement with Sanofi-Aventis that facilitated an extension of arrangements with Bayer HealthCare LLC (Bayer) for the supply of Helixate®, a recombinant Factor VIII product with sales of $437 million in fiscal 2007. The previous agreement with Bayer on Helixate® expired in 2009 with the new arrangement securing supply for a further eight years until 2017.

CSL agreed to pay Sanofi-Aventis the contingent payment of US$250 million[2] and the deferred payment of US$65 million[3] earlier than originally agreed when CSL acquired Aventis Behring in 2004. This agreement with Sanofi-Aventis enabled CSL to independently negotiate with Bayer the sublicensing terms of key intellectual property to secure the long-term supply of Helixate® and to facilitate the settlement of litigation against Bayer. A number of other outstanding matters that had remained unresolved with Sanofi-Aventis, stemming from the original 2004 acquisition of Aventis Behring, have also now been resolved and provided a non recurring profit during the period of $18 million after tax.

ISCOMATRIX® adjuvant

A worldwide license and option agreement was signed with Wyeth granting certain rights and options to Wyeth for the use of CSL's ISCOMATRIX® adjuvant in a number of Wyeth's investigative vaccine programs. Under the terms of the agreement CSL could receive, over time, option and milestone payments as well as royalties on future product sales. CSL will supply all of Wyeth's requirements for ISCOMATRIX® adjuvant for development and commercialisation.

Further to the agreement with Merck announced in August 2005, the company has extended this agreement to include additional fields and vaccine candidates, again with the inclusion of upfront, option and milestone payments. Additionally Merck has now taken two product candidates, which include the ISCOMATRIX® adjuvant, into clinical trials, one in the USA and one in Europe.

---

[2] CSL had made provision for this Contingent Payment at the time of its full year result announcement in August 2006. CSL had agreed at the time of the acquisition of Aventis Behring in March 2004 to pay US$250 million to Aventis (now Sanofi-Aventis) if the volume weighted average price of CSL's shares for any 60 consecutive trading day period during the six months commencing October 2007 exceeded $35.00.

[3] CSL had agreed at the time of the acquisition of Aventis Behring to pay Aventis (now Sanofi-Aventis) on 31 December 2007 the sum of US$65m as a deferred payment

Privigen™

On 27 July 2007, the US FDA granted marketing approval for Privigen™ (10% liquid intravenous immunoglobulin) used for treating patients diagnosed with primary immunodeficiency. Privigen™ is also indicated for the treatment of chronic immune thrombocytopenic purpura to rapidly raise platelet counts to prevent bleeding. Privigen is the first and only proline stabilised IVIg that is always ready for immediate use and does not require refrigeration or reconstitution during its shelf life.

CytoGam®

On 9 November 2006, CSL Behring acquired the plasma product 'CytoGam®', a specialty immunoglobulin enriched in antibodies against cytomegalovirus infection associated with organ transplantation. The acquisition price was $153 million (US$120 million) in cash, of which $89 million (US$70 million) is subject to the achievement of specified milestones.

Zenyth Therapeutics Limited

On 10 November 2006, CSL concluded the acquisition of Zenyth Therapeutics Limited under a share scheme of arrangement for a total of $106 million, which included a cash balance and short term investments convertible to cash within Zenyth of $43 million. The acquisition strengthens CSL's research interests in recombinant antibodies and includes programs in the fields of cancer, immunology and inflammation.

Second Indication for Rhophylac® - ITP

On 2 April 2007 the US FDA granted marketing approval for an additional indication for Rhophylac®, an anti-D immunoglobulin. The additional indication is for the treatment of immune thrombocytopenic purpura (ITP), a disease in which the immune system attacks and destroys the body's own platelets.

Humate-P®

On 30 April 2007 the US FDA approved Humate-P® for use to prevent excessive bleeding during and after surgery for patients with von Willebrand disease, the most common inherited bleeding disorder.

Pandemic Influenza
On 30 January 2007, CSL announced new data from its pandemic influenza vaccine clinical trial program. A dossier about the prototype pandemic influenza vaccine has been lodged with the Australian Therapeutic Goods Administration. The studies confirm that two doses of 30 micrograms of antigen with the addition of an aluminium adjuvant are required to produce a strong immune response against the H5N1 bird flu virus. Results of a subsequent study undertaken in infants, young children and the elderly are expected to be available later this year.

OUTLOOK ***(at 2006/07 exchange rates)***

Commenting on CSL's outlook, Dr McNamee said "We continue to anticipate stable to favourable market conditions for our plasma therapies business and growing contribution from royalties associated with the international sales of GARDASIL®. Total revenue is expected to grow approximately 12 - 14%.

"Research and Development, which is a cornerstone of our growth strategy, will receive an additional investment of around 15% taking total spend to around $220 million.

"In compiling our financial forecasts for 2008 we have determined several key variables which may have a significant impact on guidance - in particular royalties[4] arising from the sale of GARDASIL® by Merck, foreign exchange movements, tax rate changes arising in the multiple jurisdictions within which CSL operates together with price and volume movements in core plasma products.

"This financial year we again anticipate strong growth resulting in a net profit after tax for FY2008 of between $670m and $700 million using 2006/07 exchange rates. This guidance excludes any interest cost on borrowings used to fund the buyback announced today," Dr McNamee said.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

[4] Analyst consensus estimates on GARDASIL® sales used in FY2008 forecast.

Group Results

Full year ended June	June 2007 $m	June 2006[5] $m	Change %
Sales	**3,172.4**	**2,848.9**	
Other Revenue	137.8	54.6	
Total Revenue	**3,310.2**	**2,903.5**	**14%**
Earnings before Interest, Tax, Depreciation & Amortisation	**918.7**	**631.1**	**46%**
Depreciation/Amortisation	132.6	116.1	
Earnings before Interest and Tax	**786.1**	**515.0**	**53%**
Net Interest Expense	12.0	16.0	
Tax Expense	234.8	148.1	
Net Profit after Tax	**539.3**	**350.9**	**54%**
Total Ordinary Dividends (cents)	104.0	68.0	53%
Final Dividend (cents)	55.0	40.0	38%
Basic EPS (cents) from continuing operations	295.4	192.8	53%

[5] June 2006 numbers show results from continuing operations. They exclude the provision for contingent payment arising from the acquisition of Aventis Behring.

CSL Limited

ABN: 99 051 588 348

ASX Full-year information
30 June 2007

Lodged with the ASX under Listing Rule 4.3A.

Contents

CSL Limited

ABN: 99 051 588 348

Appendix 4E

Full-year ended 30 June 2007

(Previous corresponding period:
Year ended 30 June 2006)

Results for Announcement to the Market

	2007	Operating 2006	Contingent Consideration	Total 2006
	$000	$000	$000	$000
Sales revenue	3,172,397	2,848,908	-	2,848,908
Total other revenues	137,779	54,624	-	54,624
Total revenue from continuing operations	**3,310,176**	**2,903,532**	-	**2,903,532**
Profit before income tax expense	774,059	498,980	(328,515)	170,465
Income tax expense	(234,760)	(148,087)	94,979	(53,108)
Net profit from continuing operations and Profit attributable to members of the parent entity	539,299	350,893	(233,536)	117,357

- Revenues from continuing operations up 14.0% to $3,310,176,000.
- Profit from continuing operations after tax and net profit for the year attributable to members (excluding the recognition of the contingent consideration payable for the acquisition of Aventis Behring in the prior year) up 53.7% to $539,299,000.
- Profit from continuing operations after tax and net profit for the year attributable to members of the parent entity up 359.5% to $539,299,000.

Dividends

	Amount per security	Franked amount per security
Final dividend (declared subsequent to balance date)	55¢	27.5¢ *
Interim dividend paid on 13 April, 2007	49¢	Unfranked
Final dividend (prior year)	40¢	Unfranked
Record date for determining entitlements to the dividend:	21 September 2007	

* Non-resident withholding tax is not payable on the unfranked component of this dividend as it will be declared to be wholly conduit foreign income.

Explanation of results

For further explanation of the results please refer to the accompanying press release and "Review of operations" in the Directors' report that is within the Annual Financial Report.

Other information required by Listing Rule 4.3A

The remainder of the information requiring disclosure to comply with Listing Rule 4.3A is contained in the attached Additional Information, Directors' Report, Financial Report and media release.

Additional Information

NTA Backing

	30 June 2007	30 June 2006
Net tangible asset backing per ordinary security	**$7.33**	$6.43

Changes in controlled entities

On 10 November 2006, the parent entity acquired 100% of the share capital of Zenyth Therapeutics Limited, a Biotechnology company, for a cash consideration of $103,711,000. The acquired business contributed revenues of $3,572,000 and a loss before tax of $5,349,000 to the Group for the period from acquisition to 30 June 2007.

The parent entity did not dispose of any entities during the year.

Audit report

The audit report is contained in the attached Financial Report.

Peter R Turvey
Company Secretary
22 August 2007

CSL Limited

ABN: 99 051 588 348

Annual Financial Report

for the year ended 30 June 2007

Directors' Report

The Board of Directors of CSL Limited has pleasure in presenting their report on the consolidated entity for the year ended 30 June 2007.

1. Directors

The following persons were Directors of CSL Limited during the whole of the year and up to the date of this report:

Miss E A Alexander, AM (appointed Chairman on 1 October 2006)
Dr B A McNamee (Managing Director)
Mr J H Akehurst
Mr A M Cipa
Mr I A Renard
Mr M A Renshaw
Mr K J Roberts, AM
Professor J Shine, AO

Mr P H Wade was the Chairman and a Director from the beginning of the financial year until his retirement on 30 September 2006.

Mr D J Simpson was appointed a Director on 1 September 2006 and continues in office at the date of this report.

Dr A C Webster was a Director from the beginning of the financial year until his retirement on 18 October 2006.

Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Company Secretary

The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. Directors' Meetings

During the year, the Board held nine meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met three times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 15 times and comprises at least any two Directors, one of whom must be a non-executive director.

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	3	3	1[1]		3	2[1]	
B A McNamee	9	9	4[2]		14	3[2]	
J Akehurst	8	9				2	3
E A Alexander	9	9	4	4	12		
A M Cipa	9	9	4[2]				
I A Renard	9	9	4	4	1		
M A Renshaw	9	9				2	3
K J Roberts	9	9				3	3
J Shine	8	9					
D Simpson	7	7	3	3			
A C Webster	3	3				2	2

[1] Attended for at least part in ex officio capacity

[2] Attended for at least part by invitation

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products.

5. Operating Results

The Group's net profit (excluding the recognition of the contingent consideration payable for the acquisition of Aventis Behring in the prior year) was up 54% to $539 million. Sales revenue was $3.2 billion up 11% on the previous year with research and development expenditure of $191 million up 19% on the previous year. Net operating cash flow was $481 million.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2005-2006 A final dividend for the year ended 30 June, 2006, of 40 cents per ordinary share, unfranked, was paid on 13 October, 2006, out of profits for that year as declared by the Directors in last year's Directors' Report.

2006-2007 An interim dividend on ordinary shares of 49 cents per share, unfranked, was paid on 13 April 2007. The Directors of the Company have declared a final dividend of 55 cents per ordinary share, franked to 27.5 cents per ordinary share, for the year ended 30 June 2007, to be paid out of profits for that year.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2006-2007 year are:

	On Ordinary shares
	$000
Interim dividend paid 13 April 2007	89,608
Final dividend payable on 12 October 2007	100,673

7. Review of Operations

CSL Behring sales grew 8% to $2.6 billion (13% in US dollar terms) when compared to the twelve months ended 30 June 2006. Solid performance across the plasma product portfolio in both core and specialty products have driven this growth.

Carimune® / Sandoglobulin® (Intravenous Immunoglobulin), Vivaglobin® (subcutaneous Immunoglobulin) and Humate®/Haemate® (von Willebrand disease therapies) performed particularly well. During the period immunoglobulin prices in Europe improved, drawing closer to US pricing. The growth of Vivaglobin®, which was launched into the USA in March 2006, reflects patient demand given the unique convenience of the product. Humate® / Haemate®, with its high ratio of ristocetin co-factor, have been in strong demand by patients with a need for von Willebrand's factor and Haemophilia-A patients in need of inhibitor therapy. Cytogam® (Ctyomegalovirus immunoglobulin intravenous) acquired in December 2006 boosted sales in the second half of the fiscal year by approximately $20 million.

CSL Behring's sales growth, operational efficiency and product mix optimisation have underpinned the strong growth in operating margin (earnings before interest and taxes) of 28%, up from 20% in the prior comparable period. The improved margin includes the residual inventory benefit of $12 million ($50 million in the prior comparable period), arising from the purchase of Aventis Behring in 2004. A major element of the cost base, plasma, was kept well under control through improved plasma collection efficiency.

CSL Bioplasma sales grew 10% to $211 million which is attributable to growth in plasma volumes fractionated in Australia. Strong albumin demand and improved pricing in Asia also added to the growth.

CSL Biotherapies grew sales by 49% to $317 million reflecting a strong start to the school based GARDASIL® immunisation program in Australia. Sales of GARDASIL® in Australia during the period totalled $100 million.

Other Revenue grew in line with the royalty received from Merck on the sales of GARDASIL®. The total GARDASIL® royalty received amounted to $86 million.

8. Significant changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

9. Significant events after year end

On 27 July 2007, the US Food and Drug Administration granted marketing approval for Privigen™ (10% liquid intravenous immunoglobulin) which is indicated for the use of patients diagnosed with primary immunodeficiency. Privigen™ is also indicated for the treatment of chronic immune thrombocytopenic purpura to rapidly raise platelet counts to prevent bleeding.

Directors are not aware of any other matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments, Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales internationally, receiving royalty flows from the exploitation of the human papillomavirus vaccine by Merck & Co, Inc and the commercialisation of the Company's ISCOMATRIX® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity, and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year in Review in the Annual Report and in section 7 of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. Environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2007.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2007 in the shares, options and performance rights of the Company are set out in tables on pages 15 and 16 of this Report and Note 27 of the Financial Report.

13. Directors' Interests in Contracts

Section 17 of this Report sets out particulars of the Directors Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 26 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options and performance rights exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Notes 19 and 26 of the Financial Statements. Since the end of the financial year, no further options have been exercised. Since the end of the financial year, 20,800 performance rights have been exercised and shares issued as a result of the exercise.

15. Remuneration Report

This report summarises the director and executive remuneration policies and practices, including detailed remuneration outcomes for the 2007 financial year. The report has been prepared in accordance with the remuneration reporting requirements under section 300A of the *Corporations Act 2001* and Corporations Regulation 2M.6.04 and details the remuneration arrangements for Key Management Personnel according to Accounting Standard AASB 124 *Related Party Disclosures*.

Key Management Personnel comprise:

- all directors of CSL; and
- those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity.

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the www.csl.com.au website under Corporate Governance; Board and Committee Charters.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- monitoring and reviewing the Company's performance management system;
- reviewing and recommending to the Board the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice on senior executive remuneration;
- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which senior executive salary reviews are made; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executives; and
- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Human Resources Committee comprises three members, all of whom are independent non-executive directors. These are:

- Mr Ken Roberts (Chairman);
- Mr John Akehurst; and
- Mr Maurice Renshaw

Ms Alison von Bibra, General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, prior to the allocation of long term incentives, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibilities are the oversight of the management of the Company and its strategic direction and approving the Company's business strategies and objectives. Non-executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors.

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. In accordance with this, and in line with the growth of the Company and the spread of its operations in international locations, shareholders are being asked at the next Annual General Meeting to approve an increase in this amount to $2,000,000. This will allow the company to attract and retain Directors with the appropriate experience and skill to meet the ever-increasing challenges of international expansion. As outlined in the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 10 of this report sets out the fees paid to non-executive directors and is based on the following Non-Executive Directors Committee Fees schedule.

Non-Executive Directors Board and Committee Fees per annum effective 1 January 2006:

	Board	Audit & Risk Management Committee	Human Resources Committee	Nomination Committee	Securities and Market Disclosure Committee
Chairman	300,000	30,000	20,000	-	-
Members	125,000	12,500	10,000	-	-

The Chairmen and members of the Nomination Committee and the Securities and Market Disclosure Committee do not receive any additional fees for committee responsibilities.

Non-executive directors participate in the Non-Executive Directors' Share Plan approved by shareholders at the 2002 annual general meeting. Under the Non-Executive Directors' Share Plan, non-executive directors are required to take at least 20% of their director's fees in the form of shares in the Company. Shares are purchased on-market at prevailing share prices. These purchases are made by the Non-Executive Directors' Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No non-executive director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide senior executives with an appropriate balance of fixed and performance related remuneration.

Remuneration is set at levels competitive with market rates. The performance related remuneration ensures that a significant proportion of executive remuneration is at risk by linking reward to the achievement of personal and corporate objectives, and shareholder returns.

The Human Resources Committee considers independent external advice in setting both the balance of fixed and performance related remuneration and the remuneration levels.

Executive Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration;
- short-term incentives; and
- long-term incentives.

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 10% to 60% of fixed remuneration depending on an executive's seniority level. During the 2007 financial year, executives were also able to participate in the Company's long term equity incentive arrangements.

In June 2006, the CSL Board approved new long-term incentive arrangements for equity grants that became effective in the 2007 financial year. The plan provisions are consistent with the rules of the CSL Performance Rights Plan approved by shareholders at the Annual General Meeting in 2003.

The short-term and long-term incentive arrangements are discussed further on pages 6 to 8 of this Report. The proportion of performance related remuneration to an executive's total potential remuneration is kept largely consistent for a given level of seniority, across all countries where CSL operates. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to the management of performance related remuneration. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive Key Management Personnel are illustrated in the tables on pages 10 to 12 of this Report. The balance of fixed and performance related remuneration for executive Key Management Personnel is illustrated in the table on page 13 of this Report.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation, with the balance paid as cash salary. Where a "salary plus benefits" approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

CSL's reward strategy globally is to target a fixed remuneration market position at the median of the relevant comparator market, with Total Reward (including short-term incentives and long-term incentives) for stretch performance at the median percentile of the market.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate policies are intended to compensate an executive for the additional commitment and costs associated with working in a different country.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL Performance Management System.

In relation to the performance management process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives which reflect the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which represent a cascading set of objectives and activities of the corporate objectives.

Formal review of progress against objectives is conducted twice annually with the full year review provided to the Board, for the Managing Director and his direct reports.

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic and/or operational importance to the Company, and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights and Performance Options

As noted in the 2006 Annual Report, new arrangements for Long Term Incentive grants became effective in October 2006. Allocations to Executive Directors under the new arrangements, were approved by shareholders at the 2006 Annual General Meeting.

As determined by the Board, the long-term incentive grants made to executives incorporated both Performance Rights and Performance Options (each with a different performance hurdle). The use of two types of is expected to align reward more closely with corporate performance, increase the market competitiveness of the total remuneration package, and facilitate the attraction and retention of high calibre executives.

Each long-term incentive grant generally consists of 50% Performance Rights and 50% Performance Options. For a specified group of Senior Leadership Executives, a mix of 40% Performance Rights and 60% Performance Options was granted. This latter group includes the CEO and Managing Director and Executive Key Management Personnel.

The Performance Rights are granted in accordance with an Allocation Target Range, based on the Executives seniority, job value and location, such that we are taking account of market conditions in each region of the world in which we recruit for talent. The performance hurdle attached to Performance Rights is a relative Total Shareholder Return ("TSR") hurdle with a peer group of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Group for the October 2006 allocation was established on 2 October 2006, which was also the date of grant. Vesting will occur where the Company's TSR ranking is at or above the 50th percentile.

The Performance Options are issued for nil consideration with an exercise price equal to the volume weighted average CSL share price over the week up to and including the day of grant.

The performance hurdle for the Performance Options is an earnings per share (EPS) measure. The initial target is 10% compound EPS growth per annum measured from 30 June in the financial year preceding the grant of options until 30 June in the financial year prior to the relevant test date. Either none or the portion of the Performance Options as shown in the table on page 15 and 16 are exercisable depending on whether this target is achieved.

The Board considers that an EPS performance hurdle is appropriate since a key approved corporate objective is the pursuit of sustainable earnings growth.

Performance Rights and Performance Options are issued for a term of seven years. Current offers provide for a portion becoming exercisable, subject to satisfying the relevant performance hurdle, after the second anniversary of the date of grant. Full vesting does not occur until fours years post grant date.

If the portion tested at the applicable anniversary meets the relevant performance hurdle, that portion of rights and options vest and become exercisable until the expiry date. If the portion tested fails to meet the performance hurdle the portion will be carried over to the next anniversary and retested. After the fifth anniversary, any Performance Rights and Performance Options not vested will lapse.

Importantly, there is an individual employee hurdle requiring an executive to obtain a satisfactory (or equivalent) rating under the Company's performance management system for the financial year prior to exercise of the Performance Rights and Performance Options.

There are no company provided loans as part of the current long-term incentive arrangements.

Previous grants of Performance Rights were issued to executives dependent on an executive's long-term incentive percentage and the Company's share price. This plan also encompassed individual performance criteria. The Performance Rights were issued for no consideration.

The minimum Performance Period was three years. If all eligible Performance Rights have not vested by the end of this period, performance may be reassessed at one-yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment will lapse.

The performance hurdle for performance rights issued prior to October 2006 was defined so that 50% of Performance Rights vest at the 50th percentile, with the balance vesting on a straight line basis between the 50th and 75th percentile, where 100% of rights vest.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") had previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after five years. The exercise price was calculated using the weighted average price over the 5 days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares had to be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share had to increase by seven percent compound per annum. Either none or all of the options were exercisable depending upon whether this target was achieved.

In addition, there was also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

Under the rules of SESOP II, participants could be provided with a loan to fund the exercise of the options. Consequently, no loan was made to the recipients of options until the option was exercised and no amounts were recorded in receivables until the option was exercised. Interest equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 46.5%) was charged on the loan.

No options were granted under SESOP II during the 2007 financial year.

During the 2006 fiscal year, the SESOP II loan terms were adjusted to enable the Company to seek loan repayment where the market value of the shares issued to an individual participant falls to 110% or less of the total exercise price. This mechanism ensures that the full loan amount remains recoverable by the Company.

Relationship between Company Performance & Executive Remuneration

Over the last five years, reward delivered under the long-term incentive component of executive remuneration has been dependent on CSL's EPS growth or TSR performance. As outlined in the Long Term Incentive section of this report, the long-term incentive arrangements from the 2007 financial year will be measured on both the EPS growth and TSR performance of CSL.

The table below illustrates the Company's annual compound growth in basic earnings per share (EPS) for Options granted under SESOP and SESOP II with a 7% hurdle of annual compound growth and Performance Options granted under the Performance Rights Plan with a 10% hurdle of annual compound growth.

Annual compound growth of EPS

Option Allocation	Financial Year		
	2005	2006	2007
2002	23%	30%	33%
2003		25%	30%
2006			53%

To date each allocation of options has satisfied the performance hurdle before their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment), all options that have met the time-related vesting requirements have vested.

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. During the 2007 financial year, four Performance Rights allocations (made in October 2003, December 2003, March 2004 and June 2004) were subject to testing. Both allocations satisfied the performance criteria and vested in full. The table below summarises the actual and prospective relative TSR performance over the Performance Period to date in respect of unvested Performance Rights. The data is indicative of results as if tested on 30 June 2007.

Performance Right Issue	Company TSR as at 30 June 2007	Indicative Percentile Rank[1]	Indicative Number of Rights Vesting[1]
October 2004	221%	95%	100%
July and September 2005	208%	98%	100%
March and April 2006	119%	96%	100%
October 2006	62%	94%	100%

[1]All Performance Rights vest where CSL's relative TSR is at the 75th percentile (i.e. where CSL's TSR is higher than 75% of the peer group).

Employment Contracts - Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Employment Contracts - Executive Key Management Personnel

All executive Key Management Personnel are employed under a service contract. Each contract outlines the key terms of employment including the executive's fixed remuneration. The potential short-term incentive may also be stipulated in the contract or be governed by the Company's remuneration policy which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executives do not have a fixed term.

It is the Company's policy that employment contracts for executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. Termination payments for all executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

Executive Directors	Notice Period by Company	Notice Period by Employee	Termination Payments
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Key Management Personnel			
P Turner	6 months	6 months	12 months
C Armit[1]	6 months	6 months	None
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
A von Bibra	6 months	6 months	12 months
T Giarla[2]	6 months	6 months	12 months
M Sontrop	6 months	6 months	12 months

[1] The Company and Mr C Armit entered into a fixed term contract beginning 14 November 2005 and ending 31 December 2007. The Company cannot terminate this agreement before 31 December 2007 except in the case of material under-performance whereupon 6 months notice is required, or termination for serious misconduct or breach of contract.

[2] Mr T Giarla is currently on an international assignment contract. The term of the assignment is from 16 January 2006 to 1 February 2009 with an option to extend by 12 months by mutual agreement with the company. Should Mr T Giarla be made redundant during or at the conclusion of the assignment, a termination payment consisting of 1 year base salary (or US$300,000, whichever is greater), 100% of annual short-term incentive potential (or US$150,000, whichever is greater), health benefits for two years after termination date, and US$32,000 as compensation for other ongoing benefits. Resignation within the initial two years of the assignment or at the end of the assignment results in a termination payment as described above unless a suitable role is found in the United States.

Directors' Remuneration

		Short term benefits			Post employment		Other Long Term		Equity		
		Cash salary and fees[5]	Cash Bonus	Non-Monetary Benefits	Super-annuation	Retirement Benefits	Long Service Leave	Termination Benefits	Performance Rights[6]	Options[6]	Total
		$	$	$	$	$	$	$	$	$	$
Executive Directors											
Dr B A McNamee	**2007**	**1,711,038**	**1,032,000**	**3,242**	**105,113**	**-**	**132,834**	**-**	**1,075,240**	**233,651**	**4,293,118**
Managing Director	2006	1,542,374	1,500,000	17,695	42,060	-	160,629	-	610,904	-	3,873,662
A M Cipa	**2007**	**672,554**	**290,400**	**9,180**	**55,206**	**-**	**40,233**	**-**	**455,051**	**85,566**	**1,608,190**
Finance Director	2006	610,568	543,000	1,828	47,400	-	65,166	-	275,017	-	1,542,979
Non-executive Directors											
E A Alexander[1]	**2007**	**263,750**	**-**	**-**	**23,738**	**-**	**-**	**-**	**-**	**-**	**287,488**
Chairman	2006	145,000	-	-	13,050	-	-	-	-	-	158,050
P H Wade[2]	**2007**	**81,750**	**-**	**-**	**-**	**611,550**	**-**	**-**	**-**	**-**	**693,300**
Chairman (retired Sept 2006)	2006	275,000	-	-	24,750	-	-	-	-	-	299,750
J H Akehurst	**2007**	**135,000**	**-**	**-**	**12,150**	**-**	**-**	**-**	**-**	**-**	**147,150**
Non-executive director	2006	126,250	-	-	11,363	-	-	-	-	-	137,613
I A Renard	**2007**	**137,500**	**-**	**-**	**12,375**	**-**	**-**	**-**	**-**	**-**	**149,875**
Non-executive director	2006	128,750	-	-	11,587	-	-	-	-	-	140,337
M A Renshaw	**2007**	**135,000**	**-**	**-**	**12,150**	**-**	**-**	**-**	**-**	**-**	**147,150**
Non-executive director	2006	128,750	-	-	11,587	-	-	-	-	-	140,337
K J Roberts	**2007**	**145,000**	**-**	**-**	**13,050**	**-**	**-**	**-**	**-**	**-**	**158,050**
Non-executive director	2006	135,000	-	-	12,150	-	-	-	-	-	147,150
Professor J Shine	**2007**	**135,417**	**-**	**-**	**12,188**	**-**	**-**	**-**	**-**	**-**	**147,605**
Non-executive director	2006	-	-	-	-	-	-	-	-	-	-
D J Simpson[3]	**2007**	**116,250**	**-**	**-**	**10,463**	**-**	**-**	**-**	**-**	**-**	**126,713**
Non-executive director	2006	-	-	-	-	-	-	-	-	-	-
DR A C Webster[4]	**2007**	**40,353**	**-**	**-**	**3,632**	**227,522**	**-**	**-**	**-**	**-**	**271,507**
Non-executive director	2006	126,250	-	-	11,363	-	-	-	-	-	137,613
Total of all Directors	**2007**	**3,573,612**	**1,322,400**	**12,422**	**260,065**	**839,072**	**173,067**	**-**	**1,530,291**	**319,217**	**8,030,146**
	2006	3,217,942	2,043,000	19,523	185,310	-	225,795	-	885,921	-	6,577,491

Directors' Report

Directors' Remuneration (continued)

[1] Miss E A Alexander, AM (appointed Chairman on 1 October 2006)

[2] Mr P H Wade was the Chairman and a Director from the beginning of the financial year until his retirement on 30 September 2006.

[3] Mr D J Simpson was appointed a Director on 1 September 2006 and continues in office at the date of this report.

[4] Mr A C Webster was a Director from the beginning of the financial year until his retirement on 18 October 2006.

[5] As disclosed on page 5 of this Report under the section titled "Non-Executive Director Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors are required to take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.

[6] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years.

Non Director Key Management Personnel Remuneration

		Short term benefits			Post employment		Other Long Term		Equity		
		Cash salary and fees[1] $	Cash Bonus[1] $	Non-Monetary Benefits $	Super-annuation $	Retirement Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[2] $	Options[2] $	Total $
Key Management Personnel											
P Turner	**2007**	**836,526**	**839,863**	**3,219**	**118,019**	-	**70,069**	-	**394,670**	**112,417**	**2,374,783**
President - CSL Behring (based in United States)	2006	886,025	886,683	34,384	78,696	-	85,192	-	209,144	158,340	2,338,464
C Armit	**2007**	**402,144**	**111,800**	**40,050**	**36,925**	-	**13,226**	-	**105,189**	**17,901**	**727,235**
President - CSL Biotherapies (based in Australia)	2006	396,340	107,500	61,993	35,401	-	19,016	-	96,027	105,560	821,837
A Cuthbertson	**2007**	**553,104**	**181,598**	**34,195**	**41,035**	-	**29,473**	-	**208,088**	**74,712**	**1,122,205**
Chief Scientific Officer (based in Australia)	2006	424,586	157,500	91,085	32,598	-	41,039	-	89,167	158,340	994,315
P Turvey	**2007**	**475,821**	**213,400**	**80,742**	**87,317**	-	**38,080**	-	**171,532**	**55,253**	**1,122,145**
Company Secretary and General Counsel (based in Australia)	2006	464,228	309,625	50,051	51,886	-	53,647	-	102,919	105,560	1,137,916
M Sontrop[3]	**2007**	**335,964**	**127,995**	**17,378**	**16,606**	-	**16,225**	-	**92,290**	**35,839**	**642,297**
General Manager, CSL Biotherapies Australia & New Zealand (based in Australia)	2006	-	-	-	-	-	-	-	-	-	-
T Giarla	**2007**	**436,969**	**150,696**	-	**39,858**	-	**16,384**	-	**101,994**	**59,316**	**805,217**
President - Bioplasma Asia Pacific (based in Australia)	2006	256,269	460,754	58,070	23,237	-	-	-	67,780	206,582	1,072,692
A von Bibra	**2007**	**338,114**	**74,000**	**58,978**	**28,411**	-	**19,824**	-	**45,844**	**29,969**	**595,140**
General Manager - Human Resource (based in Australia)	2006	134,513	174,185	27,977	9,796	-	22,346	-	23,103	103,662	495,582
Total Specified Executives	2007	3,378,642	1,699,352	234,562	368,171	-	203,281	-	1,119,607	385,407	7,389,022
	2006	2,561,961	2,096,247	323,560	231,614	-	221,240	-	588,140	838,044	6,860,806

[1] Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the year end exchange rate. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.

[2] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years.

[3] Ms M Sontrop became a member of Key Management Personnel during the 2007 financial year, therefore no amounts are disclosed for the 2006 financial year.

Executive Key Management Personnel
Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration	Remuneration not linked to company performance[1]	Performance Related Remuneration				Total
		Cash Based STI[2]	Equity Based		Total	
			Performance Shares	Performance Options		
Executive Directors						
B A McNamee	45%	24%	25%	6%	55%	100%
A M Cipa	48%	18%	28%	6%	52%	100%
Key Management Personnel						
P Turner	43%	35%	17%	5%	57%	100%
C Armit	68%	15%	15%	2%	32%	100%
A Cuthbertson	59%	16%	18%	7%	41%	100%
P Turvey	61%	19%	15%	5%	39%	100%
M Sontrop	60%	20%	14%	6%	40%	100%
T Giarla	61%	19%	13%	7%	39%	100%
A von Bibra	75%	12%	8%	5%	25%	100%

[1]Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on page 6 of this Report and comprises cash salary, superannuation and non monetary benefits (including interest on loans if any).

As stated under the section "Fixed Remuneration" on page 6 of this Report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

[2]Cash based STI includes any payments based on the executive's performance under the Company's performance management system.

Executive Key Management Personnel Performance Remuneration

	Short term incentive 2007[1]		Accounting Values being amortised in respect of the 2007 equity grants in future years[2]				(A) Remuneration consisting of options & rights	(B) Value of options & rights granted during 06/07, at grant date[3]	(C) Value of options exercised during 06/07 at exercise date[4]	(D) Total of columns (B) to (C)
	Percentage Awarded[1]	Percentage Not Awarded[1]	2008 $	2009 $	2010 $	2011 $	%	$	$	$
Executive Directors										
B A McNamee	100.0%	-	531,445	384,290	199,517	39,392	30%	1,548,147	-	1,548,147
A M Cipa	80.0%	20.0%	194,518	140,658	73,028	14,419	34%	566,652	1,208,250	1,774,902
Key Management Personnel										
P Turner[5]	100.0%	-	194,518	140,658	73,028	14,419	21%	566,652	-	566,652
C Armit	62.5%	37.5%	-	-	-	-	17%	-	1,994,800	1,994,800
A Cuthbertson	87.5%	12.5%	108,810	78,682	40,850	8,065	25%	316,973	343,200	660,173
P Turvey	100.0%	-	84,956	61,431	31,894	6,297	20%	247,483	228,800	476,283
M Sontrop	87.5%	12.5%	71,205	51,488	26,730	5,277	20%	207,422	806,634	1,014,056
T Giarla	75.0%	25.0%	86,223	62,347	32,369	6,391	20%	251,172		251,172
A von Bibra	50.0%	50.0%	62,607	45,272	23,505	4,641	13%	182,382	803,616	985,998

[1] Short term incentive awarded and not awarded relates to the period ended 30 June 2007 only. These amounts awarded are paid in full after 30 June.

As mentioned on page 6 of this Report under the section "Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

[2] The value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied.

[3] Represents the value of options and rights that are granted to the person as part of their remuneration in the 2007 financial year. The value at grant date represents the accounting value of the grant.

[4] Represents the value of options and rights that were granted to the person as part of their remuneration and that were exercised during the year. The value at exercise date has been determined by the share price at the close of business on exercise date less the option/right exercise price (if any) times by the number of options/rights exercised during 2007.

[5] An additional bonus payment of 50% of annual fixed remuneration was granted.

Executive Key Management Personnel

Options and Rights Holdings

Performance Rights

	Balance at 1 July 2006	Number Granted	Number Exercised	Balance at 30 June 2007	Number Vested during the year
Executive Directors					
B A McNamee	147,500	15,640	-	163,140	70,000
A M Cipa	70,000	5,720	(20,000)	55,720	40,000
Key Management Personnel					
P Turner	54,350	5,720	(24,800)	35,270	24,800
A Cuthbertson	25,350	3,200	(11,100)	17,450	11,100
P Turvey	27,350	2,500	(17,100)	12,750	17,100
C Armit	21,850	-	(8,400)	13,450	8,400
M Sontrop	13,450	2,100	(6,100)	9,450	6,100
T Giarla	12,850	2,540	-	15,390	-
A von Bibra	4,800	1,840	(1,500)	5,140	1,500
Total	**377,500**	**39,260**	**(89,000)**	**327,760**	**179,000**

The terms and conditions of the Performance Rights granted in 2007 are:

Terms and Conditions for Performance Rights grants during 2007				
Grant Date	**Tranche**	**Value per Right at Grant Date**	**First Exercise Date**	**Last Exercise Date**
2 October 2006	1	42.59	2 October 2008	2 October 2013
2 October 2006	2	39.96	2 October 2009	2 October 2013
2 October 2006	3	37.40	2 October 2010	2 October 2013

Shares issued on Exercise of Performance Rights

	Date Performance Rights Granted[1]	Number of shares	Total	Paid $ per share	Unpaid $ per share
Executive Directors					
B A McNamee	-	-	-	-	-
A M Cipa	16 October 2003	20,000	20,000	-	-
Key Management Personnel					
P Turner	15 December 2003	12,600			
	21 June 2004	12,200	24,800	-	-
C Armit	15 December 2003	8,400	8,400	-	-
A Cuthbertson	15 December 2003	6,100			
	21 June 2004	5,000	11,100	-	-
P Turvey	15 December 2003	7,100			
	21 June 2004	10,000	17,100	-	-
M Sontrop	21 June 2004	6,100	6,100	-	-
T Giarla	-	-	-	-	-
A von Bibra	21 June 2004	1,500	1,500	-	-

[1] Refer to the table above for the balance of Performance Rights held by Key Management Personnel subsequent to exercise of the performance rights.

Options and Rights Holdings

Options

	Balance at 1 July 2006	Number Granted[1]	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2007	Number Vested during the year	Vested and exercisable at 30 June 2007
Executive Directors							
B A McNamee	-	52,920	-	-	52,920	-	-
A M Cipa	25,000	19,380	25,000	-	19,380	-	-
Key Management Personnel							
P Turner	30,000	19,380	-	-	49,380	15,000	15,000
C Armit	50,000	-	40,000	-	10,000	10,000	-
A Cuthbertson	30,000	10,840	15,000	-	25,840	15,000	-
P Turvey	20,000	8,460	10,000	-	18,460	10,000	-
M Sontrop	31,600	7,080	21,600	-	17,080	21,600	-
T Giarla	58,500	8,580	35,000	-	32,080	9,000	-
A von Bibra	18,480	6,240	13,200	-	11,520	13,200	-
Total	**263,580**	**132,880**	**159,800**	-	**236,660**	**93,800**	**15,000**

The terms and conditions of the Options granted in 2007 are:

Terms and Conditions for Options grant during 2007				
Grant Date	**Tranche**	**Value per Option at Grant Date**	**First Exercise Date**	**Last Exercise Date**
2 October 2006	1	17.12	2 October 2008	2 October 2013
2 October 2006	2	17.50	2 October 2009	2 October 2013
2 October 2006	3	17.87	2 October 2010	2 October 2013

SESOP and SESOP II Options

In relation to the 2007 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly, no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

Shares Issued on Exercise of Options

	Date Options Granted[1]	Number of shares	Total	Paid $ per share	*Unpaid $ per share*
Executive Directors					
B A McNamee	-	-	-	-	-
A M Cipa	2 August 2000	25,000	25,000	$34.04	-
Key Management Personnel					
P Turner	-	-	-	-	-
C Armit	23 July 2002	40,000	40,000	$27.97	-
A Cuthbertson	23 July 2002	15,000	15,000	$27.97	-
P Turvey	23 July 2002	10,000	10,000	$27.97	-
M Sontrop	20 June 2001	6,600		$37.54	
	1 July 2003	15,000	21,600	$12.19	-
T Giarla	23 August 2001	35,000	35,000	$37.54	-
A von Bibra	20 June 2001	5,280		$37.54	-
	1 July 2003	7,920	13,200	$12.19	-

[1] Refer to the table above for the balance of options held by Key Management Personnel subsequent to exercise of the options.

16. Other Transactions and Balances with Directors and other Key Management Personnel

The directors and other key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships including property leasing and research collaborations with the University of Melbourne of which Mr Ian Renard is the Chancellor, Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council, and Dr Virginia Mansour (whose husband is Dr Brian McNamee) is a member of the Council.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity:

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $607,804 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 accompanies this Report.

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Due diligence and completion audits	$16,000
Compliance and other audits	$78,425
	$94,425

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Elizabeth Alexander (Director)

Brian A McNamee (Director)

Melbourne

22 August 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Denis Thorn

Partner

Melbourne

22 August 2007

CSL Limited

Consolidated Income statement

for the year ended 30 June 2007

			Consolidated Group		
			Operating	Contingent Consideration (Note 5)	Total
		2007	2006	2006	2006
	Notes	$000	$000	$000	$000
Continuing operations					
Sales revenue	3	3,172,397	2,848,908	-	2,848,908
Cost of sales		(1,737,543)	(1,703,033)	-	(1,703,033)
Gross profit		1,434,854	1,145,875	-	1,145,875
Other revenues	3	137,779	54,624	-	54,624
Other income	3	3,275	2,081	-	2,081
Research and development expenses		(190,846)	(161,023)	-	(161,023)
Selling and marketing expenses		(373,692)	(339,863)	-	(339,863)
General and administration expenses		(192,123)	(161,197)	(328,515)	(489,712)
Finance costs	3	(45,188)	(41,517)	-	(41,517)
Profit before income tax expense		774,059	498,980	(328,515)	170,465
Income tax expense	4	(234,760)	(148,087)	94,979	(53,108)
Profit attributable to members of the Parent Company	21	539,299	350,893	(233,536)	117,357

Earnings per share		Cents	Cents		Cents
Basic earnings per share	34	295.39	192.77		64.47
Diluted earnings per share	34	293.40	184.25		61.62

The above income statement should be read in conjunction with the accompanying notes.

CSL Limited

Income statement

for the year ended 30 June 2007

	Notes	Parent Company 2007 $000	2006 $000
Continuing operations			
Sales revenue	3	485,100	346,822
Cost of sales		(293,663)	(171,356)
Gross profit		191,437	175,466
Other revenues	3	498,078	35,016
Other income	3	3,209	1,660
Research and development expenses		(91,759)	(79,509)
Selling and marketing expenses		(64,404)	(47,785)
General and administration expenses		(77,646)	(58,419)
Finance costs	3	(4,287)	(4,826)
Profit before income tax expense		454,628	21,603
Income tax expense	4	(16,498)	(5,569)
Profit attributable to members of the Parent Company	21	438,130	16,034

The above income statement should be read in conjunction with the accompanying notes.

CSL Limited

Balance sheets

As at 30 June 2007

		Consolidated Group		Parent Company	
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000
CURRENT ASSETS					
Cash and cash equivalents	6	**480,237**	753,694	**-**	177,290
Trade and other receivables	7	**616,980**	593,679	**334,523**	99,734
Current tax assets	16	**-**	6,889	**-**	6,889
Inventories	8	**1,128,281**	973,427	**69,418**	66,426
Other financial assets	9	**594**	7,872	**-**	-
Total Current Assets		**2,226,092**	2,335,561	**403,941**	350,339
NON-CURRENT ASSETS					
Trade and other receivables	7	**10,667**	17,673	**7,534**	11,117
Other financial assets	9	**13,808**	4,728	**1,341,701**	1,232,935
Property, plant and equipment	10	**858,894**	816,336	**323,474**	268,881
Deferred tax assets	11	**150,656**	187,432	**7,670**	-
Intangible assets	12	**927,594**	820,841	**9,425**	20,000
Retirement benefit assets	13	**11,983**	3,514	**7,887**	1,840
Total Non-Current Assets		**1,973,602**	1,850,524	**1,697,691**	1,534,773
TOTAL ASSETS		**4,199,694**	4,186,085	**2,101,632**	1,885,112
CURRENT LIABILITIES					
Trade and other payables	14	**439,510**	388,979	**513,731**	688,999
Interest-bearing liabilities and borrowings	15	**157,145**	463,632	**58,723**	-
Current tax liabilities	16	**97,801**	88,038	**2,368**	-
Provisions	17	**103,110**	85,885	**28,250**	26,115
Deferred government grants	18	**100**	371	**100**	371
Retirement benefit liabilities	13	**-**	4,635	**-**	-
Total Current Liabilities		**797,666**	1,031,540	**603,172**	715,485
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	15	**850,612**	595,197	**-**	-
Non-current tax liabilities	16	**-**	5,043	**-**	-
Deferred tax liabilities	11	**85,515**	61,767	**-**	1,715
Provisions	17	**107,623**	408,053	**5,681**	5,223
Deferred government grants	18	**4,961**	4,093	**4,961**	4,093
Retirement benefit liabilities	13	**84,468**	90,588	**-**	-
Total Non-Current Liabilities		**1,133,179**	1,164,741	**10,642**	11,031
TOTAL LIABILITIES		**1,930,845**	2,196,281	**613,814**	726,516
NET ASSETS		**2,268,849**	1,989,804	**1,487,818**	1,158,596
EQUITY					
Contributed equity	19	**1,023,941**	994,101	**1,023,941**	994,101
Reserves	20	**(190,371)**	(55,767)	**33,104**	13,351
Retained earnings	21	**1,435,279**	1,051,470	**430,773**	151,144
TOTAL EQUITY	23	**2,268,849**	1,989,804	**1,487,818**	1,158,596

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expense

for the year ended 30 June 2007

		Consolidated Group		Parent Company	
		2007	2006	**2007**	2006
	Notes	**$000**	$000	**$000**	$000
Profit for the year		**539,299**	117,357	**438,130**	16,034
Exchange differences on translation of foreign operations, net of hedges	20	**(154,357)**	116,691	**-**	-
Gains/(losses) on available-for-sale financial assets, net of tax	20	**3,058**	(101)	**3,058**	(101)
Actuarial gains/(losses) on defined benefit plans, net of tax	21	**7,044**	(9,558)	**4,033**	1,437
Net income/(expense) recognised directly in equity		**(144,255)**	107,032	**7,091**	1,336
Total recognised income and expense for the year attributable to equity holders	23	**395,044**	224,389	**445,221**	17,370

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

CSL Limited
Cash Flow Statements
for the year ended 30 June 2007

		Consolidated Group		Parent Company	
		2007	2006	**2007**	2006
	Notes	**$000**	$000	**$000**	$000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		**3,177,730**	2,982,382	**346,152**	373,303
Payments to suppliers and employees (inclusive of GST)		**(2,517,286)**	(2,324,695)	**(257,920)**	(329,539)
Cash generated from operations		**660,444**	657,687	**88,232**	43,764
Income taxes (paid)/received		**(175,308)**	(127,727)	**(18,356)**	4,173
Interest received		**32,677**	24,767	**2,112**	8,438
Finance costs paid		**(36,973)**	(32,563)	**(252)**	(324)
Net cash inflow from operating activities	**24**	**480,840**	522,164	**71,736**	56,051
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**3,929**	2,739	**46**	281
Payments from the sale of business unit		**-**	(14,920)	**-**	-
Payments for acquired entities	**32**	**(103,939)**	-	**(103,939)**	-
Proceeds from sale of other financial assets		**41,605**	-	**-**	-
Dividends received		**98**	396	**971**	2,661
Payments for property, plant and equipment		**(205,480)**	(122,065)	**(86,200)**	(38,881)
Payments for other investments		**(128)**	(132)	**(128)**	(132)
Payments for intellectual property		**(79,306)**	(8,548)	**-**	-
Payments for restructuring of acquired entities and businesses		**(1,999)**	(10,086)	**-**	-
Payments for Deferred and Contingent Consideration		**(486,555)**	-	**-**	-
Payments for onerous contracts		**(3,469)**	(5,025)	**-**	-
Net cash inflow/(outflow) from investing activities		**(835,244)**	(157,641)	**(189,250)**	(36,071)
Cash flows from Financing Activities					
Proceeds from issue of shares		**31,695**	51,711	**31,695**	51,711
Payments for shares bought back	**19**	**-**	(281,538)	**-**	(281,538)
Dividends paid		**(162,534)**	(124,394)	**(162,534)**	(124,394)
Advances from subsidiaries		**-**	-	**12,340**	49,762
Proceeds from borrowings		**254,128**	-	**-**	-
Repayment of borrowings		**(20,718)**	(2,082)	**-**	-
Net cash inflow/(outflow) from financing activities		**102,571**	(356,303)	**(118,499)**	(304,459)
Net increase/(decrease) in cash and cash equivalents		**(251,833)**	8,220	**(236,013)**	(284,479)
Cash and cash equivalents at the beginning of the financial year		**747,988**	719,751	**177,290**	461,769
Exchange rate variations on foreign cash and cash equivalent balances		**(22,017)**	20,017	**-**	-
Cash at the end of the financial year	**24**	**474,138**	747,988	**(58,723)**	177,290

The above cash flow statements should be read in conjunction with the accompanying notes.

1. Summary of Significant Accounting Policies

The financial report of CSL Limited (the Parent Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 22 August 2007. CSL Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange. The consolidated financial statements of the Parent Company as at and for the year ended 30 June 2007 comprise the Parent Company and its subsidiaries (together referred to as the Group).

The nature of the operations and principal activities of the Group are described in the Directors' Report.

(a) Statement of compliance

This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. Compliance with AASBs ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards (IFRS).

(b) Basis of preparation

The financial report has also been prepared under the historical cost convention, except for "available-for-sale" and "at fair value through profit or loss" financial assets and liabilities (including derivative instruments), that have been measured at fair value.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the Parent Company under ASIC Class Order 98/0100. The Parent Company is an entity to which the class order applies.

The preparation of a financial report in conformity with Australian Accounting Standards requires directors to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The Group has elected to apply AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments (issued April 2007) to the annual reporting period beginning 1 July 2006. This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The effect of the early adoption of this standard is disclosure only. The Group also elected to apply AASB 7 Financial Instruments: Disclosure in the prior reporting period ended 30 June 2006.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report.

(c) Principles of Consolidation

The consolidated financial statements are those of the Group, comprising CSL Limited and all entities that CSL Limited controlled during the period and at balance date.

All intercompany balances and transactions between entities in the Group, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial period, its results are included in the consolidated income statement from the date on which control commences. Where there is loss of control of an entity, the consolidated income statement includes the results for the part of the reporting period during which control existed.

(d) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is CSL Limited's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in functional currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Assets and liabilities of foreign operations are translated to Australian dollars at the rates of exchange ruling at the end of the reporting period. Revenue and expenses of foreign operations are translated to Australian dollars at the average rates of exchange ruling for the period. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings designated as hedges of such investments, are taken to the foreign currency translation reserve. When a foreign operation is sold, a proportionate share of the post 1 July 2004 net exchange differences are recognised in the income statement as part of the gain or loss on sale.

1 Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the Group. Sales revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Interest income
Interest income is recognised as it accrues (using the effective interest rate method).

Other revenue
Other revenue is recognised as it accrues.

Dividend income
Dividend income is recognised when the shareholders' right to receive the payment is established.

(f) Government Grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to an expense item are deferred and recognised in the income statement over the period necessary to match them with the expenses that they are intended to compensate. Government grants received for which there is no future related costs are recognised in the income statement immediately. Government grants relating to the purchase of property, plant and equipment are included in current and non-current liabilities as deferred income and are released to the income statement on a straight line basis over the expected useful lives of the related assets.

(g) Borrowing Costs

Borrowing costs are expensed as incurred (using the effective interest rate method), except where they are directly attributable to the acquisition or construction of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

(h) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount. Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(i) Income Tax

Income tax on the profit or loss for the reporting period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the reporting period, using the income tax rate for each jurisdiction that has been enacted or substantially enacted at reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is provided at the tax rates expected to apply when the assets are recovered or liabilities are settled.

Temporary differences arising from the initial recognition of an asset or a liability that affect neither accounting profit nor taxable income and differences relating to investments in subsidiaries, to the extent they will probably not reverse in the foreseeable future, are not provided for.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set-off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities related to the same taxable entity or group and the same taxation authority.

(j) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value. Cash and cash equivalents comprise cash on hand, at call deposits with banks or financial institutions, investments in money market instruments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues (using the effective interest rate method).

1 Summary of Significant Accounting Policies (continued)

(k) Trade and other receivables

Trade and other receivables are initially recorded at the amount of the contracted sale proceeds. An allowance for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other current receivables are recognised and carried at the nominal amount due. Non-current receivables are recognised and carried at amortised cost. They are non-interest bearing and have various repayment terms.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value.

Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

The Group classifies its investments as financial assets at fair value through the profit or loss, or available for sale financial assets. The classification depends on the purpose for which the investments were acquired. The Group determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date when allowed and appropriate.

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. A financial asset is designated in this category if there exists the possibility it will be sold in the short term, and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.

Financial assets at fair value through the profit or loss are carried at fair value.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are designated as available-for-sale. They are included in non-current assets unless it is intended to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are carried at fair value.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the unrealised gains reserve until they are sold or impaired, at which time the accumulated fair value adjustments are included in the income statement.

The fair value of all financial assets are based on active market prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances.

Investments in subsidiaries are carried at their cost of acquisition, less any impairment allowance, in the Parent Company's financial statements.

1 Summary of Significant Accounting Policies (continued)

(n) Business Combinations

The purchase method of accounting is used for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition. Where settlement of any part of cash consideration is deferred, where material, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the fair value of the identifiable net assets acquired is recognised as goodwill. If the cost of the acquisition is less than the identifiable net assets of the acquisition, the difference represents a discount on acquisition. The discount on acquisition is recognised immediately in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

(o) Property, Plant and Equipment

Freehold land and buildings are recorded at cost, which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation, amortisation and accumulated impairment losses, which is not in excess of the recoverable amount. Capital work in progress is stated at cost. Property, plant and equipment, except freehold land, are depreciated over their useful lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(p) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently whenever events or changes in circumstances indicate that it may be impaired.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units, and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

(q) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(r) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases
Leases which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing liabilities.

Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate on the finance balance outstanding. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense in the income statement on a straight-line basis.

1 Summary of Significant Accounting Policies (continued)

(s) Goodwill and Intangibles

Goodwill

On acquisition of another entity, the identifiable net assets acquired (including contingent liabilities assumed) are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses, over the fair value of the identifiable net assets, is brought to account as goodwill. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

Intangibles

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

(t) Trade and other payables

Liabilities for trade and other payables are measured at amortised cost. Trade and other creditors are non-interest bearing and have various repayment terms.

(u) Interest-Bearing Liabilities and Borrowings

Interest-bearing liabilities and borrowings are recognised initially at fair value net of transaction costs incurred. Subsequent to initial recognition, interest-bearing liabilities and borrowings are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of borrowings using the effective interest method.

1 Summary of Significant Accounting Policies (continued)

(v) Derivative Financial Instruments

The Group may use derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative trading instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

(w) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation arising from past transactions or events, it is probable that a future sacrifice of economic benefits will be made, and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(x) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs expected to be settled within one year, together with benefits arising from wages and salaries and annual leave which will be settled after one year, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the projected unit credit method.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

(y) Pension plans

The Group contributes to defined benefit and defined contribution pension plans for the benefit of all employees. Defined benefit pension plans provide defined lump sum benefits based on years of service and final average salary. Defined contribution plans receive fixed contributions from the Group and the Group's legal and constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit pension plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the pension fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with maturity and currency that match, as closely as possible, the estimated future cash outflows. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in retained earnings as incurred.

Past service costs are recognised immediately in income, unless the changes to the pension fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation are taken into account in measuring the net liability or asset.

Contributions to defined contribution pension plans are recognised as an expense as they become payable.

02-0109

1 Summary of Significant Accounting Policies (continued)

(z) Share-based payment transactions

The Group provides benefits to its employees (including key management personnel) in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity settled transactions). There are currently two plans in place to provide these benefits, Senior Executive Share Ownership Plan and Employee Performance Rights Plan, and the Global Employee Share Plan.

Under the Revised Senior Executive Share Ownership Plan and Employee Performance Rights Plan, Group Executives and Employees are granted options or performance rights over CSL Limited shares which only vest if the Company and the individual achieve certain performance hurdles.

Under the Global Employee Share Plan, all employees are granted the option to acquire discounted CSL Limited shares.

The fair value of options or rights is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a combination of the Binomial and Black Scholes option valuation methodologies, taking into account the terms and conditions upon which the options and rights were granted.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the Company revises its estimate of the number of options and rights that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate of the number of options and rights that are expected to vest. No expense is recognised for options and rights that do not ultimately vest, except where vesting is conditional upon a market condition.

Upon exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital along with any associated proceeds received.

(aa) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue or buy-back of shares are shown in equity as a deduction, net of tax, from equity.

(bb) Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(cc) New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report.

- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings Per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts* arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the consolidated financial report.
- AASB 8 *Operating Segments* replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is not expected to have an impact on the financial results of the Parent Company and the Group as the standard is only concerned with disclosures.
- AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 makes amendments to AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*, AASB 6 *Exploration for and Evaluation of Mineral Resources*, AASB 102 *Inventories*, AASB 107 *Cash Flow Statements*, AASB 119 *Employee Benefits*, AASB 127 *Consolidated and Separate Financial Statements*, AASB 134 *Interim Financial Reporting*, AASB 136 *Impairment Assets*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*. AASB 2007-3 is applicable for annual reporting periods beginning on or after 1 January 2009 and must be adopted in conjunction with AASB 8 *Operating Segments*. This standard is only expected to impact disclosures contained within the financial report.

02-0709

1 Summary of Significant Accounting Policies (continued)

(cc) New standards and Interpretations not yet adopted (continued)

- Interpretation 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the Group's 2008 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of AASB 136 and AASB 139 respectively (ie. 1 July 2004 and 1 July 2005, respectively). The adoption of Interpretation 10 is not expected to have any impact on the financial report of the Group.
- Interpretation 11 AASB 2 *Share-based Payment - Group and Treasury Share Transactions* addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the Group's 2008 financial report. Interpretation 11 is not expected to have any impact on the financial report of the Group. The effect of the interpretation on the Parent Company for the current financial year would be to increase its profit and its investments in subsidiaries by $4,870,000.
- AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11 amends AASB 2 *Share-based Payments* to insert the transitional provisions of IFRS 2, previously contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.* AASB 2007-1 is applicable for annual reporting periods beginning on or after 1 March 2007 and is not expected to have any impact on the consolidated financial report.
- Interpretation 12 *Service Concession Arrangements* addresses the accounting for service concession operators, but not grantors, for public to private service concession arrangements. Interpretation 12 will apply for the Group's 2008 financial report. This interpretation has no effect on the Group.
- AASB 2007-2 *Amendments to Australian Accounting Standards arising from AASB Interpretation 12* makes amendments to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 117 *Leases*, AASB 118 *Revenue*, AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*, AASB 121 *The Effects of Changes in Foreign Exchange Rates*, AASB 127 *Consolidated and Separate Financial Statement*, AASB 131 *Interest in Joint Ventures*, and AASB 139 *Financial Instruments: Recognition and Measurement.* AASB 2007-2 is applicable for annual reporting periods beginning on or after 1 January 2007 and must be applied at the same time as Interpretation 12 Service Concession Arrangements. This is expected to have no effect on the Group.
- AASB 2007-2 Amendments to Australian Accounting Standards also amends references to "UIG Interpretation" to interpretations. This amending standard is applicable to annual reporting periods ending on or after 28 February 2007. This is expected to have no effect on the Group.
- AASB 123 (amended) *Borrowing Costs* and AASB 2007-6 *Amendments to Australian Accounting Standards arising from AASB 123* require that all borrowing costs associated with a qualifying asset must be capitalised. These amendments are applicable to annual reporting periods ending on or after 1 January 2009. The adoption of these amendments will have no effect on the Group as they reflect the Group's current practice.
- IFRIC Interpretation 14 *IAS 19 – The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements* aims to clarify how to determine in normal circumstances the limit on the assets that an employer's balance sheet may contain in respect of its defined benefit plans. The interpretation is applicable to annual reporting periods ending on or after 1 January 2008. The interpretation will not have an effect on the Group's financial statements.

2 Segment Information

Business Segments
The Group's primary segment reporting format is business segments. The Group operates one segment – Human Health, the principal activity being to develop, manufacture and market biopharmaceutical products to the human health industry.

The Human Health business segment has been further broken down into CSL Behring and Other Human Health to assist with external analysis of the financial statements. Other Human Health includes CSL Biotherapies and CSL Bioplasma.

Geographical Segments
The Group operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes North and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies
The Group accounts for inter-segment sales and transfers as if the sales or transfers were to third parties at current market prices. Segment accounting policies are the same as the Group's policies described in note 1. During the financial year, there were no changes in segment accounting policies.

Business segments	CSL Behring 2007 $000	Other Human Health 2007 $000	Total Human Health 2007 $000	CSL Behring 2006 $000	Other Human Health 2006 $000	Total Human Health 2006 $000
External sales	2,644,994	527,403	3,172,397	2,445,621	403,287	2,848,908
Other external revenue	7,602	96,995	104,597	4,721	24,193	28,914
Segment revenue	2,652,596	624,398	3,276,994	2,450,342	427,480	2,877,822
Interest income			33,182			25,466
Other unallocated revenue			-			244
Total revenue			3,310,176			2,903,532
Segment results	736,554	77,288	813,842	497,947	47,902	545,849
Other unallocated expenses net of other unallocated revenue			(27,777)			(30,818)
Profit from continuing activities before interest and income tax and contingent consideration			786,065			515,031
Interest income			33,182			25,466
Finance costs			(45,188)			(41,517)
Profit before income tax expense and contingent consideration			774,059			498,980
Contingent consideration			-			(328,515)
Profit before income tax expense			774,059			170,465
Income tax expense			(234,760)			(53,108)
Profit attributable to members of the Parent Company			539,299			117,357

2 Segment Information (continued)

Business segments	CSL Behring 2007 $000	Other Human Health 2007 $000	Total Human Health 2007 $000	CSL Behring 2006 $000	Other Human Health 2006 $000	Total Human Health 2006 $000
Assets and liabilities						
Segment assets	3,219,571	454,542	3,674,113	3,231,836	372,048	3,603,884
Unallocated assets			525,581			582,201
Total assets			4,199,694			4,186,085
Segment liabilities	856,778	57,124	913,902	807,710	69,887	877,597
Unallocated liabilities			1,016,943			1,318,684
Total liabilities			1,930,845			2,196,281
Other Segment Information						
Segment capital expenditure	119,171	86,259	205,430	82,721	38,278	120,999
Unallocated capital expenditure			50			1,066
Total capital expenditure			205,480			122,065
Depreciation and amortisation	87,278	43,788	131,066	84,772	29,271	114,043
Unallocated depreciation and amortisation			1,503			2,021
Total depreciation and amortisation			132,569			116,064
Other non-cash expenses	222	-	222	-	75	75

Geographic segments June 2007	Australasia/ Asia Pacific $000	Americas $000	Europe, Middle East & Africa $000	Consolidated Group $000
External revenues	785,032	1,293,489	1,231,655	3,310,176
Segment assets	1,128,149	817,180	2,254,365	4,199,694
Total capital expenditure	86,615	39,760	79,105	205,480
June 2006				
External revenues	575,073	1,200,896	1,127,563	2,903,532
Segment assets	1,131,432	736,636	2,318,017	4,186,085
Total capital expenditure	39,703	40,000	42,362	122,065

02-3703

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
3 Revenue and expenses from continuing operations					
Revenue					
Sales revenue		**3,172,397**	2,848,908	**485,100**	346,822
Other revenue					
Royalties and licence revenue		**103,470**	28,208	**93,052**	23,464
Finance revenue		**33,182**	25,466	**3,112**	8,337
Rent		**1,127**	950	**1,041**	950
Dividend revenue - Subsidiaries		**-**	-	**400,873**	2,265
Total other revenues		**137,779**	54,624	**498,078**	35,016
Total revenue from continuing operations		**3,310,176**	2,903,532	**983,178**	381,838
Finance revenue comprises:					
Interest income:					
Other persons and/or corporations		**33,118**	25,317	**3,048**	8,033
Subsidiaries		**-**	-	**-**	165
Key management personnel		**64**	149	**64**	139
		33,182	25,466	**3,112**	8,337
Other income					
Government grants		**3,209**	1,660	**3,209**	1,660
Net gains on disposal of plant, property and equipment		**-**	421	**-**	-
Net foreign exchange gain		**66**	-	**-**	-
Total other income		**3,275**	2,081	**3,209**	1,660

The Consolidated Group has entered into various grant agreements relating to the development, commercialisation and production of pharmaceutical products. The grants received are deferred until all conditions or other contingencies attaching to them have been satisfied, at which time they are recognised as other income over the period necessary to match them with the expenses that they are intended to compensate.

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
Finance costs					
Interest expense:					
Other persons and/or corporations		**38,293**	34,157	**4,287**	4,826
Non-cash interest - Unwinding of discount		**6,895**	7,360	**-**	-
Total finance costs		**45,188**	41,517	**4,287**	4,826
Depreciation and amortisation included in the income statement					
Depreciation and amortisation of fixed assets					
Buildings depreciation	10	**9,775**	8,936	**4,194**	4,007
Plant and equipment depreciation	10	**84,476**	92,243	**27,366**	27,115
Leased property, plant and equipment amortisation	10	**2,817**	2,877	**-**	-
Leasehold improvements amortisation	10	**1,880**	950	**-**	-
Total depreciation and amortisation of fixed assets		**98,948**	105,006	**31,560**	31,122
Amortisation of intangibles					
Intellectual Property	12	**33,621**	11,058	**10,575**	-
Total amortisation of intangibles		**33,621**	11,058	**10,575**	-
Total depreciation and amortisation		**132,569**	116,064	**42,135**	31,122

82-3785

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
3 Revenue and expenses (continued)					
Other expenses					
Write-down of inventory to net realisable value		54,448	14,852	4,884	3,490
Doubtful debts		6,037	8,787	-	(74)
Net loss on disposal of property, plant and equipment		222	-	-	75
Net foreign exchange loss		-	951	2,070	611
		60,707	24,590	6,954	4,102
Lease payments and related expenses included in the income statement					
Rental expenses relating to operating leases		34,640	34,098	2,591	1,930
Employee benefits expense					
Salaries and wages		733,735	679,617	133,266	116,505
Defined benefit plan expense	25	14,827	14,218	1,785	1,952
Defined contribution plan expense	25	15,420	14,623	10,398	9,610
Share based payments expense	20	9,795	4,684	9,795	4,684
		773,777	713,142	155,244	132,751
4 Income tax expense					
Income tax expense recognised in the income statement					
Current tax expense					
Current year		178,151	160,191	19,397	6,714
Deferred tax expense					
Origination and reversal of temporary differences		63,649	(96,638)	(2,487)	(2,432)
Tax losses recognised		(2,646)	(13,184)	-	-
	11	61,003	(109,822)	(2,487)	(2,432)
Under/(over) provided in prior years		(4,394)	2,739	(412)	1,287
Income tax expense		234,760	53,108	16,498	5,569

Reconciliation between tax expense and pre-tax net profit

The reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:

	Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
Accounting profit before income tax		774,059	170,465	454,628	21,603
Income tax calculated at 30% (2006: 30%)		232,218	51,139	136,388	6,481
Research and development		(2,507)	(2,984)	(2,339)	(2,984)
Non-assessable capital loss / (gain)		(828)	2,073	-	-
Exempt dividends received		-	-	(120,262)	(680)
Other non-deductible/non-assessable items		1,052	7,570	3,123	1,466
Utilisation of tax losses/unrecognised deferred tax		(14,011)	(13,183)	-	-
Effects of different rates of tax on overseas income		23,230	5,754	-	-
Under/(Over) provision in prior year		(4,394)	2,739	(412)	1,286
Income tax expense		234,760	53,108	16,498	5,569
Income tax recognised directly in equity					
Deferred tax benefit/(expense)					
Share based payments		8,628	6,427	8,628	6,427
Net actuarial (gain)/loss on defined benefit plans		(3,226)	6,319	(1,730)	(616)
Income tax benefit/(expense) recognised in equity	11	5,402	12,746	6,898	5,811

4 Income tax (continued)

Tax consolidation in Australia

The Parent Company and its wholly owned Australian resident entities formed a tax consolidation group with effect from 1 July 2003 and therefore are taxed as a single entity from that date. CSL Limited is the head entity of the tax consolidated group.

Tax effect accounting by members of the tax consolidated group in Australia

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidation group are recognised in the separate financial statements of the members of the tax consolidation group using the 'separate taxpayer within group' approach, by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax consolidation group and are recognised as amounts payable/(receivable) to/(from) other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised as an equity contribution or distribution.

The Parent Company recognises deferred tax assets arising from unused tax losses of the tax consolidated group to the extent that it is probable that future taxable profits of the tax consolidated group will be available against which the asset can be utilised.

Tax funding arrangements and tax sharing agreements in Australia

Members of the tax consolidated group have entered into a tax funding agreement. The tax funding agreement sets out the funding obligations of members of the tax consolidated group. Payments are required to/from the head entity equal to the current tax liability/(asset) assumed and any deferred tax assets arising from unused tax losses assumed by the head entity, resulting in the head entity recognising an inter-entity payable/(receivable) equal to the tax liability/(asset) assumed. The inter-entity payable/(receivable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant authorities.

The head entity, in conjunction with other members of the tax consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amount under the tax sharing agreement is considered remote.

5 Contingent consideration on acquisition of Aventis Behring

On 31 March 2004, the Group acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments.

On 20 June 2006 the Board of Directors performed their six monthly review of the likelihood of the potential contingent payments meeting the criteria for recognition as a provision. During this review it was determined that as a result of the continued positive business performance the contingency now met the recognition criteria and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited.

Consistent with AIFRS and the company's announcement at the time of the acquisition, the provision was charged to the Income Statement at the time of recognition. To provide the reader with greater clarity of the effect of this charge on the financial statements, it has been separately shown on the face of the Income Statement. The liability was included on the balance sheet within non-current provisions as at 30 June 2006 (see note 17).

The amount was settled early with Sanofi-Aventis to assist in the facilitation of the extension of the Helixate supply contract with Bayer. The amount was paid in February 2007.

		Consolidated Group		Parent Company	
		2007 $000	2006 $000	2007 $000	2006 $000
6	**Cash and cash equivalents**				
	Cash at bank and on hand	137,629	384,064	-	28,066
	Cash deposits	342,608	369,630	-	149,224
		480,237	753,694	-	177,290
7	**Trade and other receivables**				
	Current				
	Trade receivables	547,797	538,726	23,014	35,843
	Less: Allowance for doubtful debts *(i)*	18,853	13,744	423	423
		528,944	524,982	22,591	35,420
	Sundry receivables	61,242	40,063	41,488	7,805
	Prepayments	26,794	28,634	2,763	3,036
	Receivables – wholly owned subsidiaries	-	-	263,742	49,534
	Receivables – partly owned subsidiaries	-	-	3,939	3,939
		616,980	593,679	334,523	99,734
	Non Current				
	Related parties				
	Loans to key management personnel – executive directors	46	511	46	511
	Loans to key management personnel – other executives	960	4,937	960	4,937
	Loans to other employees	6,528	5,669	6,528	5,669
	Long Term Deposits	3,133	6,556	-	-
		10,667	17,673	7,534	11,117
	(i) Reconciliation of Allowance for doubtful debts				
	Opening balance	13,744	4,170	423	497
	Additional allowance / (utilised)	6,037	8,787	-	(74)
	Currency translation differences	(928)	787	-	-
		18,853	13,744	423	423
8	**Inventories**				
	Raw materials and stores – at cost	237,185	188,269	14,951	13,088
	Less: Allowance for diminution in value	4,205	10,139	424	967
	Raw materials and stores – net	232,980	178,130	14,527	12,121
	Work in progress – at cost	545,629	413,415	24,987	19,073
	Less: Allowance for diminution in value	35,593	25,699	792	1,549
	Work in progress – net	510,036	387,716	24,195	17,524
	Finished goods – at cost	393,664	423,129	31,559	37,985
	Less: Allowance for diminution in value	8,399	15,548	863	1,204
	Finished goods - net	385,265	407,581	30,696	36,781
		1,128,281	973,427	69,418	66,426

02-5703

		Consolidated Group		Parent Company	
		2007 $000	2006 $000	2007 $000	2006 $000
9	**Other financial assets**				
	Current				
	At fair value through the profit or loss:				
	Managed financial assets	594	7,872	-	-
	Non-current				
	Available-for-sale financial assets:				
	Unlisted equity securities	7,913	4,728	7,913	4,728
	At fair value through the profit or loss:				
	Managed financial assets	5,895	-	-	-
	Shares in subsidiaries – at cost (refer note 31)	-	-	1,333,788	1,228,207
		13,808	4,728	1,341,701	1,232,935
10	**Property, Plant and Equipment**				
	Land at cost				
	Opening balance	25,734	26,097	25,030	25,030
	Disposals	-	(411)	-	-
	Currency translation differences	(140)	48	-	-
	Closing balance	25,594	25,734	25,030	25,030
	Buildings at cost				
	Opening balance	231,360	196,653	83,255	81,162
	Transferred from capital work in progress	11,795	24,803	8,883	2,093
	Other additions	4,864	264	-	-
	Disposals	(778)	(101)	-	-
	Currency translation differences	(23,160)	9,741	-	-
	Closing balance	224,081	231,360	92,138	83,255
	Accumulated depreciation and impairment losses				
	Opening balance	50,641	39,039	26,507	22,500
	Depreciation for the year	9,775	8,936	4,194	4,007
	Disposals	(778)	(103)	-	-
	Currency translation differences	(6,939)	2,769	-	-
	Closing balance	52,699	50,641	30,701	26,507
	Net book value of buildings	171,382	180,719	61,437	56,748
	Net book value of land and buildings	196,976	206,453	86,467	81,778
	Leasehold improvements at cost				
	Opening balance	5,040	4,208	159	168
	Transferred from capital work in progress	4,504	1,286	-	-
	Other additions	1,275	31	-	-
	Additions through acquisition of controlled entities	357	-	-	-
	Disposals	(1,471)	(26)	-	(9)
	Currency translation differences	(933)	(459)	-	-
	Closing balance	8,772	5,040	159	159
	Accumulated amortisation and impairment				
	Opening balance	3,378	2,282	159	168
	Amortisation for the year	1,880	950	-	-
	Disposals	(1,471)	(17)	-	(9)
	Currency translation differences	(1,290)	163	-	-
	Closing balance	2,497	3,378	159	159
	Net book value of leasehold improvements	6,275	1,662	-	-

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
10 Property, Plant and Equipment (continued)				
Plant and equipment at cost				
Opening balance	994,620	884,337	492,845	486,233
Transferred from capital work in progress	81,540	69,160	40,284	17,020
Other additions	17,859	18,297	-	-
Additions through acquisition of controlled entities	253	-	-	-
Disposals	(12,793)	(24,187)	(54)	(10,408)
Currency translation differences	(88,074)	47,013	-	-
Closing balance	993,405	994,620	533,075	492,845
Accumulated depreciation and impairment				
Opening balance	509,303	412,570	338,715	321,728
Depreciation for the year	84,476	92,243	27,366	27,115
Disposals	(8,642)	(22,151)	(7)	(10,128)
Currency translation differences	(57,359)	26,641	-	-
Closing balance	527,778	509,303	366,074	338,715
Net book value of plant and equipment	465,627	485,317	167,001	154,130
Leased property, plant and equipment at cost				
Opening balance	37,293	33,617	-	-
Other additions	139	256	-	-
Disposals	(81)	(116)	-	-
Currency translation differences	(4,007)	3,536	-	-
Closing balance	33,344	37,293	-	-
Accumulated amortisation and impairment				
Opening balance	7,881	3,741	-	-
Amortisation for the year	2,817	2,877	-	-
Disposals	(81)	(108)	-	-
Currency translation differences	(1,750)	1,371	-	-
Closing balance	8,867	7,881	-	-
Net book value of leased property, plant and equipment	24,477	29,412	-	-
Capital work in progress				
Opening balance	93,492	81,863	32,973	13,206
Other additions	181,343	103,084	86,200	38,880
Transferred to buildings at cost	(11,795)	(24,803)	(8,883)	(2,093)
Transferred to plant and equipment at cost	(81,540)	(69,160)	(40,284)	(17,020)
Transferred to leasehold improvements at cost	(4,504)	(1,286)	-	-
Currency translation differences	(11,457)	3,794	-	-
Closing balance	165,539	93,492	70,006	32,973
Total net book value of property, plant and equipment	858,894	816,336	323,474	268,881

82-3785

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
11 Deferred tax assets and liabilities				
Deferred tax asset	**150,656**	187,432	**7,670**	-
Deferred tax liability	**(85,515)**	(61,767)	**-**	(1,715)
Net deferred tax asset / (liability)	**65,141**	125,665	**7,670**	(1,715)
Deferred tax balances comprise temporary differences attributable to:				
Amounts recognised in the income statement				
Trade and other receivables	**1,187**	(7,518)	**(13)**	449
Inventories	**12,849**	41,698	**(2,621)**	(2,095)
Property, plant and equipment	**(60,199)**	(62,066)	**(17,613)**	(18,797)
Intangible assets	**(63,688)**	(49,171)	**(2,828)**	-
Other assets	**(47)**	8,169	**148**	153
Trade and other payables	**9,295**	8,813	**6,590**	2,084
Interest bearing liabilities	**544**	751	**-**	-
Other liabilities and provisions	**147,052**	164,769	**11,298**	10,680
Recognised carry-forward tax losses	**-**	7,474	**-**	-
	46,993	112,919	**(5,039)**	(7,526)
Amounts recognised in equity				
Other assets	**15,055**	6,427	**15,055**	6,427
Other liabilities and provisions	**3,093**	6,319	**(2,346)**	(616)
	18,148	12,746	**12,709**	5,811
Net deferred tax asset/(liability)	**65,141**	125,665	**7,670**	(1,715)
Movement in temporary differences during the year				
Opening balance	**125,665**	(1,618)	**(1,715)**	(9,958)
Credited/(charged) to the income statement	**(61,003)**	109,882	**2,487**	2,432
Credited to equity	**5,402**	12,746	**6,898**	5,811
Currency translation difference	**(4,923)**	4,655	**-**	-
Closing balance	**65,141**	125,665	**7,670**	(1,715)
Unrecognised deferred tax assets				
Deferred tax assets have not been recognised in respect of the following items:				
Tax losses:				
Expiry date in less than 1 year	**18**	226	**-**	-
Expiry date greater than 1 year but less than 5 years	**-**	-	**-**	-
Expiry date greater than 5 years	**8,530**	6,519	**-**	-
No expiry date	**17,413**	19,547	**-**	-
	25,961	26,292	**-**	-

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available for utilisation in the entities that have recorded these losses.

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
12 Intangible Assets				
Carrying amounts				
Goodwill				
Opening balance	**735,431**	692,591	**-**	-
Additions	**12,083**	-	**-**	-
Currency translation differences	**(91,849)**	42,840	**-**	-
Closing balance	**655,665**	735,431	**-**	-
Intellectual property				
Opening balance	**105,849**	104,411	**20,000**	20,000
Additions	**245,693**	-	**-**	-
Disposals	**-**	-	**-**	-
Currency translation differences	**(29,834)**	1,438	**-**	-
Closing balance	**321,708**	105,849	**20,000**	20,000
Accumulated amortisation and impairment				
Opening balance	**20,439**	10,567	**-**	-
Amortisation for the year	**33,621**	11,058	**10,575**	-
Currency translation differences	**(4,281)**	(1,186)	**-**	-
Closing balance	**49,779**	20,439	**10,575**	-
Net intellectual property	**271,929**	85,410	**9,425**	20,000
Total net intangible assets	**927,594**	820,841	**9,425**	20,000

The amortisation charge is recognised in general and administration expenses in the income statement.

Impairment tests for cash generating units containing goodwill
For the purpose of impairment testing, goodwill is allocated to the Group's business unit which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

CSL Behring	**643,582**	735,431	**-**	-
CSL Biotherapies	**12,083**	-	**-**	-
	655,665	735,431	**-**	-

The impairment tests for these cash generating units is based on value in use calculations. These calculations use cash flow projections based on actual operating results and the three-year strategic business plan. Cash flows for a further period of 3 years have been extrapolated using a zero per cent growth rate at which point a Terminal Value is calculated based on a business valuation multiple. The valuation multiple has been calculated based on independent external analyst views, long term government bond rates and the Company's pre-tax cost of debt. Projected cash flows have been discounted by using the implied pre-tax discount rate of 9.66% associated with the business valuation multiple discussed above.

The recoverable amount of the units significantly exceeds their carrying amounts, including goodwill. It is not considered a reasonable possibility for a change in assumptions to occur that would lead to the recoverable amount falling below the unit's carrying amount.

		Consolidated Group		Parent Company	
		2007 $000	2006 $000	2007 $000	2006 $000
13	**Retirement benefit assets and liabilities**				
	Retirement benefit assets				
	Non-current				
	Defined benefit plans (refer note 25)	**11,983**	3,514	**7,887**	1,840
	Retirement benefit liabilities				
	Current defined benefit plans (refer note 25)	**-**	4,635	**-**	-
	Non-current defined benefit plans (refer note 25)	**84,468**	90,588	**-**	-
	Total retirement benefit liabilities	**84,468**	95,223	**-**	-
14	**Trade and other payables**				
	Current				
	Trade payables	**177,010**	136,089	**43,961**	32,859
	Accruals and other payables	**262,500**	252,890	**55,450**	37,179
	Payable – wholly owned subsidiaries	**-**	-	**414,320**	618,961
		439,510	388,979	**513,731**	688,999
15	**Interest-bearing liabilities and borrowings**				
	Current				
	Bank overdrafts – Unsecured	**6,099**	5,706	**58,723**	-
	Bank loans – Unsecured *(a)*	**118,178**	347,333	**-**	-
	Senior Unsecured Notes - Unsecured *(b)*	**16,751**	18,993	**-**	-
	Deferred cash settlement for subsidiary acquired - Unsecured *(c)*	**-**	80,228	**-**	-
	Deferred cash settlement for intangibles acquired - Unsecured *(d)*	**14,197**	9,261	**-**	-
	Lease liability – Secured *(e)*	**1,920**	2,111	**-**	-
		157,145	463,632	**58,723**	-
	Non-current				
	Bank loans - Unsecured *(a)*	**549,182**	139,589	**-**	-
	Senior Unsecured Notes - Unsecured *(b)*	**266,985**	317,477	**-**	-
	Deferred cash settlement for subsidiary acquired - Unsecured *(c)*	**-**	82,262	**-**	-
	Deferred cash settlement for intangibles acquired - Unsecured *(d)*	**-**	16,459	**-**	-
	Lease liability - Secured *(e)*	**34,445**	39,410	**-**	-
		850,612	595,197	**-**	-

(a) During the year the Group re-negotiated its global multicurrency facility. The facility was increased to $900 million (2006: $650 million) and the maturity dates extended. The facility now has three tranches with maturity dates in March 2008, March 2010 and March 2012. In March 2007 a draw down of US$200 million ($254 million) was made under the facility and the funds were used to partially fund the remaining consideration payable for the acquisition of Aventis Behring. Interest on the facility is paid quarterly in arrears at a variable rate.

(b) Represents US$150 million and Euro68 million of Senior Unsecured Notes placed into the US Private Placement market. The notes have biannual repayments and mature in December 2012. The interest rate on the US$ notes is fixed at 5.30% and 5.90%. The interest rate on the Euro notes is fixed at 3.98% and 4.70%.

(c) During the year the Group paid the remaining consideration payable for the acquisition of Aventis Behring.

(d) The company has deferred cash settlements for consideration payable on the acquisition of intangible assets, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%). Payment dates are determined in accordance with the acquisition agreements and are payable at various dates concluding in 2007.

(e) Finance leases have an average lease term of 17 years (2006: 18 years). The weighted average discount rate implicit in the leases is 6.35% (2006: 6.14%). The Group's lease liabilities are secured by leased assets of $24.5 million (2006: $29.4 million). In the event of default, leased assets revert to the lessor.

Note 35 has further information about the Group's exposure to interest rate risk, foreign exchange risk and the fair value of financial assets and liabilities.

		Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
16	**Tax assets and liabilities**					
	Current Assets					
	Income tax		-	6,889	-	6,889
	Tax Liabilities					
	Current liability income tax		97,801	88,038	2,368	-
	Non-current income tax		-	5,043	-	-
	Total tax liabilities		97,801	93,081	2,368	-
17	**Provisions**					
	Current					
	Employee benefits	25	61,197	66,237	27,473	24,805
	Restructuring		6,704	10,828	-	-
	Onerous contracts		4,638	4,676	-	-
	Surplus lease space		724	2,343	-	-
	Provision for contingent consideration		29,847	-	-	-
	Other		-	1,801	777	1,310
			103,110	85,885	28,250	26,115
	Non-current					
	Employee benefits	25	40,771	52,586	4,420	4,221
	Onerous contracts		10,195	15,863	-	-
	Surplus lease space		-	948	-	-
	Provision for contingent consideration		56,657	337,654	-	-
	Other		-	1,002	1,261	1,002
			107,623	408,053	5,681	5,223

Restructuring
A restructuring provision is recognised when the main features of the restructuring are planned, identifying the business/locations affected, location, function and approximate number of employees, the expenditures that will be undertaken and the implementation timetable, and there is a demonstrable commitment and valid expectation that the restructuring plan will be implemented.

Onerous contracts
The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs, over the estimated cash flows to be received in relation to certain contracts, having regard to the risks of the activities relating to the contracts.

Surplus lease space
A surplus lease space provision has been recognised in respect to the net obligation payable for various non-cancellable operating leases where the leases have been identified as surplus to the Group's current requirements.

Provision for contingent consideration on acquisitions
A provision for contingent consideration is recognised when it is probable that payment will be made and the amount can be measured reliably.

Discounting
Where the effect of discounting is determined to be material to the provision, the net estimated cash flows are discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the liability.

02-3703

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	2007 $000	2006 $000
17 Provisions (continued)				
Movements in provisions				
Restructuring				
Opening balance	10,828	23,319	-	-
Payments made	(1,999)	(10,086)	-	-
Provision utilised	(1,101)	(3,357)	-	-
Currency translation differences	(1,024)	952	-	-
Closing balance	6,704	10,828	-	-
Onerous contracts				
Opening balance	20,539	15,250	-	-
Additional provision	-	9,111	-	-
Payments made	(3,469)	(5,025)	-	-
Provision utilised	(882)	-	-	-
Currency translation differences	(1,355)	1,203	-	-
Closing balance	14,833	20,539	-	-
Surplus lease space				
Opening balance	3,291	10,564	-	-
Payments made	(2,394)	(4,908)	-	-
Provision utilised	(6)	(2,511)	-	-
Currency translation differences	(167)	146	-	-
Closing balance	724	3,291	-	-
Contingent consideration				
Opening balance	337,654	-	-	-
Provision recognised	91,731	328,515	-	-
Payments made	(323,583)	-	-	-
Currency translation differences	(22,330)	9,139	-	-
Closing balance	83,472	337,654	-	-
Other				
Opening balance	2,803	7,932	2,312	6,876
Additional provision	1,692	1,101	659	74,575
Payments made	(1,407)	(6,282)	(933)	(79,139)
Currency translation differences	(56)	52	-	-
Closing balance	3,032	2,803	2,038	2,312

18 Deferred government grants

	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Current deferred income	100	371	100	371
Non-current deferred income	4,961	4,093	4,961	4,093
	5,061	4,464	5,061	4,464

	Consolidated Group		Parent Company	
	2007	2006	2007	2006
	$000	$000	$000	$000
19 Contributed equity				
Ordinary shares issued and fully paid	1,023,941	994,101	1,023,941	994,101

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or proxy, at a meeting of the company.

	2007		2006	
	Number of shares	$000	Number of shares	$000
Movement in ordinary shares on issue				
Opening balance	181,889,019	994,101	188,272,370	1,223,466
Shares issued to employees through participation in SESOP II*(i)*	864,930	25,295	1,553,870	49,917
Shares issued to employees through Performance Rights *(ii)*	221,800	-	-	-
Shares issued to employees through participation in GESP *(iii)*	66,273	2,817	62,779	1,794
Share Based Payments reserve transfer	-	1,728	-	462
Share buy-back, inclusive of cost *(iv)*	-	-	(8,000,000)	(281,538)
Closing balance	183,042,022	1,023,941	181,889,019	994,101

	Consolidated Group		Parent Company	
	2007	2006	2007	2006
	$000	$000	$000	$000
(i) Options exercised under SESOP II as disclosed in note 26 were as follows:				
- 189,420 issued at $12.19	2,309	636	2,309	636
- 6,000 issued at $20.67	124	372	124	372
- 0 issued at $20.84	-	354	-	354
- 0 issued at $21.01	-	252	-	252
- 0 issued at $23.07	-	923	-	923
- 321,870 issued at $27.97	9,003	12,855	9,003	12,855
- 50,300 issued at $34.04	1,712	15,917	1,712	15,917
- 215,340 issued at $37.54	8,084	17,369	8,084	17,369
- 50,000 issued at $49.31	2,465	-	2,465	-
- 32,000 issued at $49.94	1,598	1,239	1,598	1,239
	25,295	49,917	25,295	49,917
(ii) Performance Rights exercised as disclosed in note 26 were as follows:				
- 221,800 issued at nil consideration	-	-	-	-
(iii) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in note 26 were as follows:				
- 32,727 issued at $41.95 on 6 September 2006	1,373	822	1,373	822
- 33,546 issued at $43.04 on 7 March 2007	1,444	972	1,444	972
	2,817	1,794	2,817	1,794

(iv) During the year ended 30 June 2006, as part of its capital management program, the Company purchased 8,000,000 ordinary shares on market at an average price of $35.16 per share, with prices ranging from $34.25 to $36.44. The share buy-back was approved by the Board on 28 June 2005. All shares were cancelled.

02-3703

	Consolidated Group		Parent Company	
	2007 $000	2006 $000	**2007 $000**	2006 $000
20 Reserves				
Share based payments reserve	**30,147**	13,452	**30,147**	13,452
Net unrealised gains reserve	**2,957**	(101)	**2,957**	(101)
Foreign currency translation reserve	**(223,475)**	(69,118)	**-**	-
	(190,371)	(55,767)	**33,104**	13,351
Movements in reserves				
Share based payments reserve				
Opening balance	**13,452**	2,803	**13,452**	2,803
Share based payments expense	**9,795**	4,684	**9,795**	4,684
Deferred tax on share based payments	**8,628**	6,427	**8,628**	6,427
Transfer to contributed equity	**(1,728)**	(462)	**(1,728)**	(462)
Closing balance	**30,147**	13,452	**30,147**	13,452
Net unrealised gains reserve				
Opening balance	**(101)**	-	**(101)**	-
Unrealised gains/(losses) on revaluation of available-for-sale investments	**3,058**	(101)	**3,058**	(101)
Closing balance	**2,957**	(101)	**2,957**	(101)
Foreign currency translation reserve				
Opening balance	**(69,118)**	(185,809)	**-**	-
Net exchange gains/(losses) on translation of foreign subsidiaries, net of hedge	**(154,357)**	116,691	**-**	-
Closing balance	**(223,475)**	(69,118)	**-**	-

Nature and purpose of reserves

Share based payments reserve

The share based payments reserve is used to recognise the fair value of options, performance rights and global employee share plan rights issued but not exercised. Amounts are transferred to contributed equity when options and other equity instruments are exercised.

Net unrealised gains reserve

The net unrealised gains reserve is used to recognise the cumulative changes in the fair value, net of tax, of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedging the Company's net investment in foreign operations.

02-3703

		Note	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
21	**Retained earnings**					
	Opening balance		**1,051,470**	1,068,065	**151,144**	258,067
	Net profit for the year		**539,299**	117,357	**438,130**	16,034
	Dividends	22	**(162,534)**	(124,394)	**(162,534)**	(124,394)
	Actuarial gain/(loss) on defined benefit plans		**10,270**	(15,877)	**5,763**	2,053
	Deferred tax on actuarial gain/(loss) on defined benefit plans		**(3,226)**	6,319	**(1,730)**	(616)
	Closing balance		**1,435,279**	1,051,470	**430,773**	151,144
22	**Dividends**					
	Dividends paid					
	Dividends recognised in the current year by the Company are:					
	Final ordinary dividend of 40 cents per share, unfranked, paid on 13 October 2006 (2006: 30 cents per share, fully franked)		**72,926**	55,113	**72,926**	55,113
	Special dividend of 10 cents per share, franked to 1.78 cents, paid on 10 October 2005		**-**	18,371	**-**	18,371
	Interim ordinary dividend of 49 cents per share, unfranked, paid on 13 April 2007 (2006: 28 cents per share, unfranked)		**89,608**	50,910	**89,608**	50,910
			162,534	124,394	**162,534**	124,394
	Dividends not recognised at year end					
	In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 55 cents per share, franked to 27.5 cents per share (2006: ordinary dividend of 40 cents per share unfranked). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 12 October 2007 out of retained earnings at 30 June 2007, but not recognised as a liability:		**100,673**	72,756	**100,673**	72,756
	Franked dividends					
	The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end:					
	Franked to 30%		**13,823**	-	**13,823**	-
23	**Equity**					
	Total equity at the beginning of the financial year		**1,989,804**	2,108,525	**1,158,596**	1,484,336
	Total recognised income and expense for the year attributable to equity holders		**395,044**	224,389	**445,221**	17,370
	Movement in contributed equity		**29,840**	(229,365)	**29,840**	(229,365)
	Dividends		**(162,534)**	(124,394)	**(162,534)**	(124,394)
	Movement in share based payments reserve		**16,695**	10,649	**16,695**	10,649
	Total equity at the end of the financial year		**2,268,849**	1,989,804	**1,487,818**	1,158,596

		Notes	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
24	**Statement of Cash Flows**					
(a)	**Reconciliation of cash and cash equivalents and non-cash financing and investing activities**					
	Cash at the end of the year is shown in the cash flow statement as:					
	Cash at bank and on hand	6	137,629	384,064	-	28,066
	Cash deposits	6	342,608	369,630	-	149,224
	Bank overdrafts	15	(6,099)	(5,706)	(58,723)	-
			474,138	747,988	(58,723)	177,290
(b)	**Reconciliation of Profit after tax to Cash Flows from Operations**					
	Profit after tax		539,299	117,357	438,130	16,034
	Non-cash items in profit after tax					
	Contingent consideration		-	233,536	-	-
	Depreciation and amortisation		132,569	116,064	42,135	31,122
	(Gain)/loss on disposal of property, plant and equipment		222	(421)	-	75
	Finance costs		368	1,351	-	-
	Unwinding of discount		6,895	7,360	-	-
	Dividends and management fees		-	-	(431,175)	-
	Share based payments expense		9,795	4,684	9,795	4,684
	Changes in assets and liabilities, net of the effects of purchase / disposal of subsidiaries:					
	(Increase)/decrease in trade and other receivables		(104,581)	24,704	(13,171)	(16,803)
	(Increase)/decrease in inventories		(257,762)	30,500	(2,992)	(6,975)
	(Increase)/decrease in retirement benefit assets		(9,046)	(19,342)	(6,047)	213
	Increase/decrease in net tax assets and liabilities		59,452	20,360	(1,858)	9,742
	Increase/(decrease) in trade and other payables		93,210	(6,066)	20,979	10,751
	Increase/(decrease) in deferred government grants		597	1,504	597	1,504
	Increase/(decrease) in provisions		1,781	(3,713)	9,580	5,862
	Increase/(decrease) in retirement benefit liabilities		8,041	(5,714)	5,763	(158)
	Net cash inflow from operating activities		480,840	522,164	71,736	56,051

02-3703

	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
25 Employee benefits				
A reconciliation of the employee benefits recognised is as follows:				
Retirement benefit assets – non-current (note 13)	**11,983**	3,514	**7,887**	1,840
Retirement benefit liabilities – current (note 13)	**-**	4,635	**-**	-
Provision for employee benefits – current (note 17)	**61,197**	66,237	**27,473**	24,805
Retirement benefit liabilities – non-current (note 13)	**84,468**	90,588	**-**	-
Provision for employee benefits – non-current (note 17)	**40,771**	52,586	**4,420**	4,221
	186,436	214,046	**31,893**	29,026
The number of full time equivalents employed at 30 June	**8,423**	7,575	**1,487**	1,427

(a) Defined benefit plans

The Group sponsors a range of defined benefit Pension plans that provide pension benefits for its worldwide employees upon retirement. Entities of the Group who operate the defined benefit plans contribute to the respective plans in accordance with the Trust Deeds, following the receipt of actuarial advice.

	Consolidated Group 2007 $000	Consolidated Group 2006 $000	Parent Company 2007 $000	Parent Company 2006 $000
Movements in the net liability/(asset) for defined benefit obligations recognised in the balance sheet				
Net liability/(asset) for defined benefit obligation:				
Opening balance	**91,709**	95,617	**(1,840)**	159
Contributions received	**(13,749)**	(38,732)	**(2,069)**	(1,898)
Benefits paid	**(2,309)**	(1,849)	**-**	-
Expense/(benefit) recognised in the income statement (refer below)	**14,827**	14,218	**1,785**	1,952
Actuarial (gains)/losses recognised in equity	**(10,270)**	15,877	**(5,763)**	(2,053)
Other movements	**146**	60	**-**	-
Currency translation differences	**(7,869)**	6,518	**-**	-
Closing balance	**72,485**	91,709	**(7,887)**	(1,840)
Net liability/(asset) for defined benefit obligation is reconciled to the balance sheet as follows:				
Retirement benefit assets – non-current (note 13)	**(11,983)**	(3,514)	**(7,887)**	(1,840)
Retirement benefit liabilities – current (note 13)	**-**	4,635	**-**	-
Retirement benefit liabilities – non-current (note 13)	**84,468**	90,588	**-**	-
Net liability/(asset)	**72,485**	91,709	**(7,887)**	(1,840)

Amounts for the current and previous periods are as follows:

	Consolidated Group			Parent Company		
	2007	2006	2005	**2007**	2006	2005
	$000	$000	$000	**$000**	$000	$000
Defined benefit obligation	**371,106**	477,637	421,558	**26,661**	26,903	26,199
Plan assets	**298,621**	385,928	325,941	**34,548**	28,743	26,040
Surplus/(deficit)	**(72,485)**	(91,709)	(95,617)	**7,887**	1,840	(159)
Experience adjustments on plan liabilities	**(1,983)**	(10,562)	(30,289)	**2,038**	959	(1,115)
Experience adjustments on plan assets	**12,253**	(5,316)	5,969	**3,725**	1,094	1,170
Actual return on plan assets	**28,018**	11,924	25,129	**5,736**	2,910	2,812

The Group and the Parent Company have used the AASB 1 exemption and disclosed amounts under AASB 1.20A(p) above for each annual reporting period prospectively from the AIFRS transition date (1 July 2004).

02-3/63

	Consolidated Group		Parent Company	
	2007	2006	2007	2006
	$000	$000	$000	$000
25 Employee benefits (continued)				
(a) Defined benefit plans (continued)				
Changes in the present value of the defined benefit obligation are as follows:				
Opening balance	477,637	421,558	26,903	26,199
Service cost	15,323	14,514	2,516	2,627
Interest cost	14,734	16,006	1,280	1,141
Past service costs	535	938	-	-
Contributions by members	3,665	3,086	-	-
Actuarial (gains)/losses	1,983	10,562	(2,038)	(959)
Benefits paid	(93,028)	(12,837)	(1,135)	(1,593)
Other movements	(719)	(452)	(865)	(512)
Currency translation differences	(49,024)	24,262	-	-
Closing balance	371,106	477,637	26,661	26,903
The present value of the defined benefit obligation comprises:				
Present value of wholly unfunded obligations	77,721	81,034	-	-
Present value of funded obligations	293,385	396,603	26,661	26,903
	371,106	477,637	26,661	26,903
Changes in the fair value of plan assets are as follows:				
Opening balance	385,928	325,941	28,743	26,040
Expected return on plan assets	15,765	17,240	2,011	1,816
Actuarial gains/(losses) on plan assets	12,253	(5,316)	3,725	1,094
Contributions by employer	13,749	38,732	2,069	1,898
Contributions by members	3,665	3,087	-	-
Benefits paid	(90,719)	(10,988)	(1,135)	(1,593)
Other movements	(865)	(512)	(865)	(512)
Currency translation differences	(41,155)	17,744	-	-
Closing balance	298,621	385,928	34,548	28,743
The major categories of plan assets as a percentage of total plan assets is as follows:				
Cash	6.2%	15.7%	6.0%	8.1%
Equity instruments	41.6%	28.9%	69.0%	59.9%
Debt instruments	42.0%	44.8%	9.0%	22.3%
Property	10.2%	8.8%	16.0%	9.7%
Other assets	-	1.8%	-	-
	100.0%	100.0%	100.0%	100.0%
Expenses/(gains) recognised in the income statement are as follows:				
Current service costs	15,323	14,514	2,516	2,627
Interest on obligation	14,734	16,006	1,280	1,141
Expected return on assets	(15,765)	(17,240)	(2,011)	(1,816)
Past service costs	535	938	-	-
Total included in employee benefits expense	14,827	14,218	1,785	1,952

	Consolidated Group		Parent Company	
	2007	2006	2007	2006
	$000	$000	$000	$000

25 Employee benefits (continued)

(a) Defined benefit plans (continued)

The principal actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:

	Consolidated Group 2007	Consolidated Group 2006	Parent Company 2007	Parent Company 2006
Discount rate	4.0%	4.2%	5.8%	4.9%
Expected return on assets and expected long-term rate of return on assets[1]	5.2%	5.8%	7.0%	7.0%
Future salary increases	2.0%	2.6%	5.0%	5.0%
Future pension increases	0.3%	0.6%	-	5.0%

[1]The expected long-term rate of return is based on the portfolio as a whole.

Surplus/(deficit) for each defined benefit plan on a funding basis

Consolidated Group – June 2007	Plan assets[1] $000	Accrued benefit[1] $000	Plan surplus / (deficit) $000
CSL Pension Plan (Australia)[2]	34,548	(26,661)	7,887
CSL Bioplasma AG Pension Fund (Switzerland)[3]	213,998	(209,902)	4,096
CSL Behring Pension Plan (US PP)[4]	-	-	-
CSL Behring Union Pension Plan (US UPP)	50,075	(56,822)	(6,747)
CSL Behring GmbH Pension Plan (Germany)	-	(66,667)	(66,667)
CSL Pharma GmbH Pension Plan (Germany)	-	(1,591)	(1,591)
CSL Behring KG Pension Plan (Germany)	-	(2,937)	(2,937)
CSL Plasma Services GmbH Pension Plan (Germany)	-	(124)	(124)
CSL Behring KK Retirement Allowance Plan (Japan)	-	(6,402)	(6,402)
	298,621	(371,106)	(72,485)
Consolidated Group – June 2006			
CSL Pension Plan (Australia)[2]	28,743	(26,903)	1,840
CSL Bioplasma AG Pension Fund (Switzerland)	222,181	(220,506)	1,675
CSL Behring Pension Plan (US PP)	82,102	(86,657)	(4,555)
CSL Behring Union Pension Plan (US UPP)	52,902	(62,537)	(9,635)
CSL Behring GmbH Pension Plan (Germany)	-	(69,779)	(69,779)
CSL Pharma GmbH Pension Plan (Germany)	-	(1,819)	(1,819)
CSL Behring KG Pension Plan (Germany)	-	(2,932)	(2,932)
CSL Plasma Services GmbH Pension Plan (Germany)	-	(146)	(146)
CSL Behring KK Retirement Allowance Plan (Japan)	-	(6,358)	(6,358)
	385,928	(477,637)	(91,709)

[1] Plan assets at net market value, and accrued benefits have been calculated at 31 May, being the date of the most recent financial statements of the plans.

[2] The CSL Pension Plan (Australia) is also the defined benefit plan of the Parent Company. On 1 June 2007 the CSL Pension Plan ceased operation as a stand alone fund. The Assets and Liabilities of the Plan were transferred to AustralianSuper under a Successor Fund Transfer Deed and the Plan now operates as a sub-plan of AustralianSuper.

[3] The CSL Behring AG Pension Fund has a surplus of $19,152,000. However, $15,056,000 of the economic benefits associated with this surplus are not available to the CSL Group, and therefore has not been recognised above.

[4] The CSL Behring defined benefit pension plan was closed during the year and all members were paid out their entitlements. There was no settlement gain or loss on the closure.

(b) Defined contribution plans

The Group and Parent Company makes contributions to various defined contribution pension plans. The amounts recognised as an expense for the year ended 30 June 2007 was $15,420,000 and $10,398,000 respectively (2006: $14,623,000 and $9,610,000).

02-3/03

26 Share based payments

(a) Share based payment schemes

The Company operates the following schemes that entitles key management personnel and senior employees to purchase shares in the company:

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997. Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX. Performance hurdles for both the Group and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

Employee Performance Rights Plan (Performance Rights)

The establishment of the Employee Performance Rights Plan (Performance Rights) was approved by special resolution at the annual general meeting of the Company on 16 October 2003. Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse. Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target. If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight-line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by, employees under the Performance Rights Plan.

Long Term Incentive Plan

The Long Term Incentive Plan became effective in October 2006. Under the Plan, the long-term incentive grants made to executives incorporate both Performance Rights and Performance Options (each with a different performance hurdle). Each long-term incentive grant generally consists of 50% Performance Rights and 50% Performance Options.

A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share. The Performance Options are issued for nil consideration with an exercise price equal to the volume weighted average CSL share price over the week up to and including the day of grant.

The performance hurdle attached to Performance Rights is a relative TSR hurdle with a peer group of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). Vesting will occur where the Company's TSR ranking is at or above the 50th percentile.

The performance hurdle for the Performance Options is an earnings per share (EPS) measure. The initial target is 10% compound EPS growth per annum measured from 30 June in the financial year preceding the grant of options until 30 June in the financial year prior to the relevant test date. Either none or a portion of the Performance Options are exercisable depending on whether this target is achieved.

Performance Rights and Performance Options are issued for a term of seven years. Current offers provide for a portion becoming exercisable, subject to satisfying the relevant performance hurdle, after the second anniversary of the date of grant. Full vesting does not occur until fours years post grant date. If the portion tested at the applicable anniversary meets the relevant performance hurdle, that portion of rights and options vest and become exercisable until the expiry date. If the portion tested fails to meet the performance hurdle the portion will be carried over to the next anniversary and retested. After the fifth anniversary, any Performance Rights and Performance Options not vested will lapse. Importantly, there is an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the Performance Rights and Performance Options, a satisfactory (or equivalent) rating under the Company's performance management system.

There are no company provided loans as part of the current long-term incentive arrangements.

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments

The number and exercise price for each share based payment scheme outstanding is presented as follows. All options are settled by physical delivery of shares.

June 2007	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2007
Options (by grant date)									
2 August 2000*	50,300	-	(50,300)	-	-	-	$34.04	02-Aug-07	-
20 June 2001*	143,420	-	(143,420)	-	-	-	$37.54	20-Jun-08	-
21 August 2001*	90,000	-	(50,000)	-	-	40,000	$49.31	20-Aug-08	40,000
23 August 2001*	85,000	-	(71,920)	-	-	13,080	$37.54	22-Aug-08	13,080
10 December 2001*	38,200	-	(32,000)	-	-	6,200	$49.94	09-Dec-08	6,200
23 July 2002*	554,090	-	(321,870)	-	-	232,220	$27.97	23-Jul-09	-
16 October 2002*	12,000	-	(6,000)	-	-	6,000	$20.67	16-Oct-09	-
1 July 2003	340,700	-	(189,420)	(19,000)	-	132,280	$12.19	01-Jul-10	-
6 October 2006	-	452,480	-	(1,700)	-	450,780	$52.44	02-Oct-13	-
	1,313,710	452,480	(864,930)	(20,700)	-	880,560			59,280
Performance Rights (by grant date)									
16 October 2003	50,000	-	(20,000)	-	-	30,000	Nil	27-Oct-10	30,000
15 December 2003	128,600	-	(110,300)	(1,700)	-	16,600	Nil	27-Oct-10	16,600
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	60,000
21 June 2004	116,600	-	(91,500)	(5,800)	-	19,300	Nil	31-Mar-11	19,300
29 October 2004	82,600	-	-	(4,100)	-	78,500	Nil	25-Aug-11	-
15 July 2005	55,000	-	-	-	-	55,000	Nil	07-Jun-12	-
07 September 2005	338,750	-	-	(12,550)	-	326,200	Nil	07-Jun-12	-
07 March 2006	52,500	-	-	-	-	52,500	Nil	20-Dec-12	-
06 April 2006	40,850	-	-	-	-	40,850	Nil	20-Dec-12	-
06 October 2006	-	163,400	-	(760)	-	162,640	Nil	02-Oct-13	-
	924,900	163,400	(221,800)	(24,910)	-	841,590			125,900
GESP (by grant date)									
1 March 2006	32,727	-	(32,727)	-	-	-	$41.95	31-Aug-06	-
1 September 2006	-	33,546	(33,546)	-	-	-	$43.04	28-Feb-07	-
1 March 2007#	-	22,097	-	-	-	22,097	$65.62	31-Aug-07	-
	32,727	55,643	(66,273)	-	-	22,097			-
Total	2,271,337	671,523	(1,153,003)	(45,610)	-	1,744,247			185,180

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2007.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

Options	$61.02
Performance Rights	-
GESP	$64.74

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments (continued)

The number and exercise price for each share based payment scheme outstanding is presented as follows. All options are settled by physical delivery of shares.

June 2006	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2006
Options (by grant date)									
16 November 1999*	17,000	-	(17,000)	-	-	-	$20.84	16-Nov-06	-
28 February 2000*	12,000	-	(12,000)	-	-	-	$21.01	28-Feb-07	-
9 February 2000*	40,000	-	(40,000)	-	-	-	$23.07	09-Feb-07	-
2 August 2000*	558,980	-	(467,580)	(41,100)	-	50,300	$34.04	02-Aug-07	50,300
20 June 2001*	634,400	-	(462,680)	(28,300)	-	143,420	$37.54	20-Jun-08	143,420
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	126,000	-	-	(41,000)	-	85,000	$37.54	22-Aug-08	85,000
18 October 2001*	5,000	-	-	(5,000)	-	-	$43.51	20-Aug-08	-
10 December 2001*	63,000	-	(24,800)	-	-	38,200	$49.94	09-Dec-08	38,200
28 January 2002*	20,000	-	-	(20,000)	-	-	$47.20	28-Jan-09	-
23 July 2002*	1,013,700	-	(459,610)	-	-	554,090	$27.97	23-Jul-09	554,090
16 October 2002*	30,000	-	(18,000)	-	-	12,000	$20.67	16-Oct-09	12,000
1 July 2003	392,900	-	(52,200)	-	-	340,700	$12.19	01-Jul-10	-
	3,002,980	-	(1,553,870)	(135,400)	-	1,313,710			973,010
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	128,600	-	-	-	-	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	(15,700)	-	116,600	Nil	31-Mar-11	-
29 October 2004	83,400	-	-	(800)	-	82,600	Nil	25-Aug-11	-
15 July 2005	-	55,000	-	-	-	55,000	Nil	07-Jun-12	-
7 September 2005	-	346,750	-	(8,000)	-	338,750	Nil	07-Jun-12	-
7 March 2006	-	52,500	-	-	-	52,500	Nil	20-Dec-12	-
6 April 2006	-	40,850	-	-	-	40,850	Nil	20-Dec-12	-
	454,300	495,100	-	(24,500)	-	924,900			-
GESP (by grant date)									
1 March 2006	29,789	-	(29,789)	-	-	-	$27.59	31-Aug-05	-
1 September 2006	-	32,990	(32,990)	-	-	-	$29.46	28-Feb-06	-
1 March 2007#	-	22,072	-	-	-	22,072	$44.17	31-Aug-06	-
	29,789	55,062	(62,779)	-		22,072			
Total	3,487,069	550,162	(1,616,649)	(159,900)	-	2,260,682			973,010

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2006.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

Options	$47.99
Performance Rights	-
GESP	$44.18

26 Share based payments (continued)

(c) Valuation assumptions and fair values of equity instruments granted

The fair value of services received in return for equity instruments granted are measured by reference to the fair value of equity instruments granted. The estimate of fair value of the services received is measured based on a combination of the Binomial and Black Scholes option valuation methodologies. The expected vesting period of equity instruments is also used as an input into the valuation model applied.

The following tables summarise the assumptions and fair values of unexercised equity instruments issued after 7 November 2002:

	Fair Value[1]	Share Price	Exercise Price	Expected volatility[2]	Life assumption	Expected dividend yield	Risk free interest rate
Options (by grant date)							
1 July 2003	$4.58	$12.08	$12.19	37.0%	3–5 years	2.5%	5.60%
2 October 2006 – Tranche 1	$17.12	$54.03	$52.44	27.0%	2 years	1.5%	5.67%
2 October 2006 – Tranche 2	$17.50	$54.03	$52.44	27.0%	3 years	1.5%	5.67%
2 October 2006 – Tranche 3	$17.87	$54.03	$52.44	27.0%	4 years	1.5%	5.67%
Performance Rights (by grant date)							
16 October 2003	$10.52	$16.25	Nil	37.0%	4 years	2.5%	5.61%
15 December 2003	$11.33	$17.51	Nil	37.0%	4 years	2.5%	5.79%
28 April 2004	$15.14	$22.91	Nil	35.0%	4 years	2.0%	5.71%
21 June 2004	$14.34	$21.72	Nil	34.0%	4 years	2.0%	5.63%
29 October 2004	$20.69	$28.80	Nil	34.0%	4 years	2.0%	5.32%
15 July 2005	$24.51	$34.90	Nil	27.0%	4 years	1.5%	5.19%
7 September 2005	$24.40	$34.75	Nil	27.0%	4 years	1.5%	5.10%
7 March 2006	$43.58	$53.25	Nil	27.0%	4 years	1.5%	5.37%
6 April 2006	$42.97	$53.41	Nil	27.0%	4 years	1.5%	5.51%
2 October 2006 – Tranche 1	$42.59	$54.03	Nil	27.0%	2 years	1.5%	5.67%
2 October 2006 – Tranche 2	$39.96	$54.03	Nil	27.0%	3 years	1.5%	5.67%
2 October 2006 – Tranche 3	$37.40	$54.03	Nil	27.0%	4 years	1.5%	5.67%
GESP (by grant date)[3]							
1 September 2004	$5.97	$26.03	$22.09	34.0%	6 months	2.0%	5.70%
1 March 2005	$7.60	$33.11	$28.14	34.0%	6 months	2.0%	5.70%
1 September 2005	$8.19	$34.52	$29.46	27.0%	6 months	1.5%	5.10%
1 March 2006	$10.89	$51.97	$44.17	27.0%	6 months	1.5%	5.37%
1 September 2006	$8.57	$50.63	$43.04	27.0%	6 months	1.5%	6.43%
1 March 2007	$13.07	$77.20	$65.62	27.0%	6 months	1.5%	6.41%

[1] Equity instruments are granted under a service condition and a non-market performance condition. Such conditions are not taken into account in the determination of fair value at grant date. The market conditions associated with equity instruments are incorporated into the determination of the fair value at grant date.

[2] The expected volatility is based on the historic volatility (calculated based on the remaining life assumption of each equity instrument), adjusted for any expected changes to future volatility due to publicly available information.

[3] The fair value of GESP equity instruments is estimated based on the assumptions prevailing on the grant date. In accordance with the terms and conditions of the GESP plan, shares are issued at the lower of the ASX market price on the first and last dates of the contribution period.

27 Key management personnel disclosures

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

E A Alexander (Chairman)

I A Renard

M A Renshaw

K J Roberts

J Shine

J Akehurst

D Simpson (appointed 1 September 2006)

P H Wade (retired 30 September 2006)

A C Webster (retired 18 October 2006)

Executive directors

B A McNamee (Chief Executive Officer and Managing Director)

A M Cipa (Finance Director)

Executives

P Turner (President, CSL Behring)

C Armit (President, CSL Biotherapies)

A Cuthbertson (Chief Scientific Officer)

P Turvey (Company Secretary and General Counsel)

T Giarla (President, CSL Bioplasma)

A von Bibra (General Manager, Human Resources)

M Sontrop (General Manager, CSL Biotherapies Australia & New Zealand)

(a) *Total compensation for key management personnel*

	Consolidated Group		Parent Company	
	$	$	$	$
	2007	2006	2007	2006
Short term				
Salary and Fees	**6,952,254**	6,192,904	**6,115,728**	5,306,879
Short term incentive cash bonus	**3,021,752**	4,271,247	**2,181,889**	3,384,564
Non-monetary benefits	**246,984**	365,655	**243,765**	331,271
Total	**10,220,990**	10,829,806	**8,541,382**	9,022,714
Post-employment				
Pension benefits	**628,236**	520,348	**510,217**	441,652
Retirement benefits	**839,072**	-	**839,072**	-
Total	**1,467,308**	520,348	**1,349,289**	441,652
Other long-term - Long service leave and equivalents	**376,348**	447,035	**306,279**	361,843
Termination benefits	-	-	-	-
Share-based payments				
Equity settled performance rights	**2,649,898**	1,625,820	**2,255,228**	1,416,676
Equity settled options	**704,624**	998,719	**592,207**	840,379
	3,354,522	2,624,539	**2,847,435**	2,257,055
Total	**15,419,168**	14,421,728	**13,044,385**	12,083,264

The Group has applied the relief granted in Regulation 2M.6.04 of the Corporations Act to disclose certain compensation information required by AASB 124 Related Parties Disclosure in respect of key management personnel in the Directors' Report.

27 Key management personnel disclosures (continued)

(b) Loans to key management personnel and their related parties (Group)

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the Group to key management personnel and their related parties, and the number of individuals in each group, are as follows:

		Opening balance $	Interest charged $	Closing balance $	Number in group
Total for key management personnel	2007	5,431,000	63,000	1,006,000	9
	2006	5,982,000	149,000	5,385,000	10
Total for other related parties	2007	-	-	-	-
	2006	-	-	-	-
Total for key management personnel and their related parties	2007	5,431,000	63,000	1,006,000	9
	2006	5,982,000	149,000	5,385,000	10

Details regarding loans outstanding at the reporting date to key management personnel and their related parties at any time during the reporting period, are as follows:

	Balance at 1 July 2006 $	Interest charged $	Balance at 30 June 2007 $	Highest owing in period $	Interest not charged $
Executive Directors					
B A McNamee	447,000	24,000	-	447,000	3,000
A M Cipa	46,000	2,000	46,000	897,000	9,000
Key Management Personnel					
P Turner	110,000	6,000	110,000	110,000	3,000
C Armit	1,615,000	9,000	-	1,615,000	40,000
A Cuthbertson	1,511,000	7,000	420,000	1,511,000	34,000
P Turvey	1,702,000	11,000	-	1,702,000	81,000
A von Bibra	-	-	-	295,000	2,000
T Giarla	-	-	-	-	-
M Sontrop	-	6,000	431,000	431,000	17,000

All of the loans relate to SESOP and SESOP II under which key management personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under this plan. No grants of options have been made under SESOP II since July 2003.

Loans to key management personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2.5%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 46.5%). The average commercial rate of interest during the year was 8.07%.

(c) Other key management personnel transactions with the company or its controlled entities

The key management personnel and their related entities have the following transactions with entities within the Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships, including property leases and collaborative research arrangements, with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.

27 Key management personnel disclosures (continued)

(d) Options over equity instruments granted as compensation

The movement during the reporting period in the number of options over ordinary shares in the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

Options	Balance at 1 July 2006	Number Granted	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2007	Number Vested during the year	Vested and exercisable at 30 June 2007
Executive Directors							
B A McNamee	-	52,920	-	-	52,920	-	-
A M Cipa	25,000	19,380	25,000	-	19,380	-	-
Executives							
P Turner	30,000	19,380	-	-	49,380	15,000	15,000
C Armit	50,000	-	40,000	-	10,000	10,000	-
A Cuthbertson	30,000	10,840	15,000	-	25,840	15,000	-
P Turvey	20,000	8,460	10,000	-	18,460	10,000	-
T Giarla	58,500	8,580	35,000	-	32,080	9,000	-
A von Bibra	18,480	6,240	13,200	-	11,520	13,200	-
M Sontrop	31,600	7,080	21,600		17,080	21,600	-
Total	**263,580**	**132,880**	**159,800**	**-**	**236,660**	**93,800**	**15,000**

Options were granted during the current year as follows:

Date granted	Tranche	Expiry date	Exercise price	Fair value
October 2006	Tranche 1	October 2013	$52.44	$17.12
October 2006	Tranche 2	October 2013	$52.44	$17.50
October 2006	Tranche 3	October 2013	$52.44	$17.87

No options have been granted since the end of the financial year. The options have been provided at no cost to the recipients.

For further details, including the key terms and conditions, grant and exercise dates for options granted to executives, refer note 26.

(e) Performance Rights over equity instruments granted as compensation

The movement during the reporting period in the number of performance rights over ordinary shares in the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

Performance Rights	Balance at 1 July 2006	Number Granted	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2007	Number Vested during the year	Vested and exercisable at 30 June 2007
Executive Directors							
B A McNamee	147,500	15,640	-	-	163,140	70,000	70,000
A M Cipa	70,000	5,720	20,000	-	55,720	40,000	20,000
Executives							
P Turner	54,350	5,720	24,800	-	35,270	24,800	-
C Armit	21,850	-	8,400	-	13,450	8,400	-
A Cuthbertson	25,350	3,200	11,100	-	17,450	11,100	-
P Turvey	27,350	2,500	17,100	-	12,750	17,100	-
T Giarla	12,850	2,540	-	-	15,390	-	-
A von Bibra	4,800	1,840	1,500	-	5,140	1,500	-
M Sontrop	13,450	2,100	6,100	-	9,450	6,100	-
Total	**377,500**	**39,260**	**89,000**	**-**	**327,760**	**179,000**	**90,000**

For further details, including the key terms and conditions, grant and exercise dates for options granted to executives, refer note 26.

27 Key management personnel disclosures (continued)

(e) Performance Rights over equity instruments granted as compensation (continued)

Performance Rights were granted during the current year as follows:

Date granted	Tranche	Expiry date	Exercise price	Fair value
October 2006	Tranche 1	October 2013	$0	42.59
October 2006	Tranche 2	October 2013	$0	39.96
October 2006	Tranche 3	October 2013	$0	37.40

No Performance Rights have been granted since the end of the financial year. The Performance Rights have been provided at no cost to the recipients.

For further details, including the key terms and conditions, grant and exercise dates for all Performance Rights granted to executives, refer note 26.

Modification of terms of equity-settled share-based payment transactions

No terms of equity-settled share-based payment transactions (including options and performance rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

(f) Exercise of equity instruments granted as compensation

During the reporting period, the following shares were issued on the exercise of options granted as compensation:

	30 June 2007			30 June 2006		
	Date Option Granted	Number of shares	Paid per share $	Date Option Granted	Number of shares	Paid per share $
Directors						
B A McNamee	-	-	-	-	-	-
A M Cipa	August 2000	25,000	$34.04	August 2000	50,000	$34.04
Executives						
P Turner	-	-	-	July 2002	45,000	$27.97
	-	-	-	August 2000	100,000	$34.04
C Armit	July 2002	40,000	$27.97	February 2000	40,000	$23.07
A Cuthbertson	July 2002	15,000	$27.97	February 2000	12,000	$21.01
	-	-	-	July 2002	45,000	$27.97
P Turvey	July 2002	10,000	$27.97	August 2000	50,000	$34.04
	-	-	-	July 2002	30,000	$27.97
T Giarla	June 2001	35,000	$37.54	July 2003	45,000	$12.19
A von Bibra	June 2001	5,280	$37.54	June 2001	21,120	$37.54
	July 2003	7,920	$12.19	-	-	-
M Sontrop	June 2001	6,600	$37.54	-	-	-
	July 2003	15,000	$12.19	-	-	-
Total		159,800			438,120	

27 Key management personnel disclosures (continued)

(f) Exercise of equity instruments granted as compensation (continued)

During the reporting period, the following shares were issued on the exercise of performance rights granted as compensation:

	30 June 2007			30 June 2006		
	Date Performance Right Granted	Number of shares	Paid per share $	Date Performance Right Granted	Number of shares	Paid per share $
Directors						
B A McNamee	-	-	-	-	-	-
A M Cipa	October 2003	20,000	-	-	-	-
Executives						
P Turner	December 2003	12,600	-	-	-	-
	June 2004	12,200	-	-	-	-
C Armit	December 2003	8,400	-	-	-	-
A Cuthbertson	December 2003	6,100	-	-	-	-
	June 2004	5,000	-	-	-	-
P Turvey	December 2003	7,100	-	-	-	-
	June 2004	10,000	-	-	-	-
T Giarla	-	-	-	-	-	-
A von Bibra	June 2004	1,500	-	-	-	-
M Sontrop	June 2004	6,100	-	-	-	-
Total		**89,000**			-	

There are no amounts unpaid on the shares as a result of the exercise of options or performance rights.

Movements in shares	Balance at 1 July 2006	Options / Performance Rights Exercised during year	(Shares sold)/ Purchased	Balance at 30 June 2007
Executive Directors				
B A McNamee	**293,511**	-	(85,000)	**208,511**
A M Cipa	**8,547**	45,000	(45,000)	**8,547**
Non-Executive Directors				
E A Alexander	**7,047**	-	579	**7,626**
P H Wade	**32,151**	-	(32,151)	-
J Akehurst	**6,844**	-	314	**7,158**
I A Renard	**6,904**	-	314	**7,218**
M A Renshaw	**1,190**	-	314	**1,504**
K J Roberts	**5,369**	-	314	**5,683**
J Shine	-	-	357	**357**
D J Simpson	-	-	186	**186**
A C Webster	**9,373**	-	(9,373)	-
Executives				
P Turner	**12,242**	24,800	(12,200)	**24,842**
C Armit	**70,910**	48,400	(110,000)	**9,310**
A Cuthbertson	**57,379**	26,100	(57,000)	**26,479**
P Turvey	**51,258**	27,100	(76,959)	**1,399**
T Giarla	-	35,000	(35,000)	-
A von Bibra	**638**	14,700	(14,559)	**779**
M Sontrop	**2,056**	27,700	(5,959)	**23,797**
Total	**565,419**	**248,800**	**(480,823)**	**333,396**

There have been no movements in shareholdings of key management personnel between 30 June 2007 and the date of this report.

28 Non key management personnel related party disclosure

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Identity of related parties

The Parent Company has a related party relationship with its subsidiaries (see note 31) and with its key management personnel (see note 27).

Other related party transactions

The Parent Company entered into the following transactions during the year with related parties in the Group:

Wholly owned subsidiaries

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through intercompany loan accounts and may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned subsidiaries are set out in the notes to the financial statements.

Partly owned subsidiaries

- No transactions occurred during the year.

Amounts payable to and receivable from parties in the partly owned subsidiaries are set out in the notes to the financial statements.

Transactions with key management personnel and their related parties

Disclosures relating to key management personnel are disclosed in note 27.

Transactions with other related parties

During the year, the parent and subsidiaries made contributions to defined benefit and contribution Pension plans as disclosed in note 25.

Ownership interests in related parties

The ownership interests in related parties in the Group are disclosed in note 31. All transactions with subsidiaries have been eliminated on consolidation.

	Consolidated Group 2007 $	Consolidated Group 2006 $	Parent Company 2007 $	Parent Company 2006 $
29 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the Parent Company and its subsidiaries by:				
Ernst & Young	765,771	751,500	765,771	751,500
Ernst & Young related practices	2,297,783	2,541,384	-	-
	3,063,554	3,292,864	765,771	751,500
Amounts received, or due and receivable, for the other services in relation to the Parent Company and its subsidiaries by:				
Ernst & Young				
- due diligence / completion audits	16,000	16,000	16,000	16,000
- compliance and other audits	13,850	13,050	13,850	13,050
Ernst & Young related practices				
- compliance and other audits	64,575	181,193	-	-
	94,425	210,243	29,850	29,050
	3,157,979	3,503,107	795,621	780,550
30 Commitments and contingencies				
(a) Operating leases				
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	31,329	35,667	1,464	1,259
Later than one year but not later than five years	83,270	86,466	1,851	2,084
Later than five years	115,722	117,482	123	370
	230,321	239,615	3,438	3,713

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are predominantly fixed, but generally contain inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

	Consolidated Group 2007 $	Consolidated Group 2006 $	Parent Company 2007 $	Parent Company 2006 $
(b) Finance leases				
Future minimum lease payments are payable as follows:				
Not later than one year	4,218	4,771	-	-
Later than one year but not later than five years	15,830	17,416	-	-
Later than five years	41,534	49,160	-	-
Total minimum lease payments	61,582	71,347	-	-
Future finance charges	(25,217)	(29,826)	-	-
Finance lease liability	36,365	41,521	-	-
The present value of finance lease liabilities is as follows:				
Not later than one year	1,964	2,198	-	-
Later than one year but not later than five years	7,917	8,372	-	-
Later than five years	26,484	30,951	-	-
	36,365	41,521	-	-
Finance lease – current liability (refer note 15)	1,920	2,111	-	-
Finance lease – non-current liability (refer note 15)	34,445	39,410	-	-
	36,365	41,521	-	-

Finance leases entered into relate predominantly to leased plant and equipment. Lease payments are generally fixed for the life of the agreement. At the end of the lease term, the Group has the option to purchase the equipment at a discount to market value, a price deemed to be a bargain purchase option. No finance leases contain restrictions on financing or other leasing activities.

	Consolidated Group 2007 $	Consolidated Group 2006 $	Parent Company 2007 $	Parent Company 2006 $
30 Commitments and contingencies (continued)				
(c) Total lease liability				
Current				
Finance leases (refer note 15)	1,920	2,111	-	-
Surplus lease space (refer note 17)	724	2,343	-	-
	2,644	4,454	-	-
Non-current				
Finance leases (refer note 15)	34,445	39,410	-	-
Surplus lease space (refer note 17)	-	948	-	-
	34,445	40,358	-	-
	37,089	44,812	-	-
(d) Capital commitments				
Capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	57,597	40,109	19,295	13,832
Later than one year but not later than five years	1,202	8,160	-	-
Later than five years	-	-	-	-
	58,799	48,269	19,295	13,832

(e) Contingent assets and liabilities

Guarantees

The Group and Parent Company provide certain financial guarantees in the ordinary course of business. No liability has been recognised in relation to these guarantees as the fair value of the guarantees is immaterial.

Service agreements

The maximum contingent liability for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the Group. The maximum liability that could arise, for which no provisions are included in the financial statements is as follows:

Service agreements	7,901	7,683	5,783	5,463

Litigation

As noted in the 30 June 2006 Annual Report, the Group was involved in litigation with Bayer over alleged infringement of the Group's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer had filed a counter suit against the Group, claiming breach of the Helixate supply agreement. This litigation has now been settled, and no longer represents a contingency to the Group.

The Group is involved in other litigation in the ordinary course of business. The directors believe that future payment of a material amount in respect of litigation is remote. An estimate of the financial effect of this litigation cannot be calculated as it is not practicable at this stage. The Group has disclaimed liability for, and is vigorously defending, all current material claims and actions that have been made.

Deed of cross guarantee

The Parent Company has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The Parent Company, and the subsidiaries which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up. Refer note 33 for details.

31 Controlled Entities

	Country of Incorporation	Percentage Owned 2007 %	2006 %	
Company:				
CSL Limited	Australia			
Subsidiaries of CSL Limited:				
CSL Biotherapies Pty Ltd	Australia	**100**	-	(d)
Cervax Pty Ltd	Australia	**74**	74	
CSL Biotherapies (NZ) Limited	New Zealand	**100**	100	(a)
Iscotec AB	Sweden	**100**	100	(a)
Zenyth Therapeutics Pty Ltd	Australia	**100**	-	(c)
Zenyth Operations Pty Ltd	Australia	**100**	-	(c)
Amrad Pty Ltd	Australia	**100**	-	(c)
CSL International Pty Ltd	Australia	**100**	100	
CSL Finance Pty Ltd	Australia	**100**	100	
CSL Behring ApS	Denmark	**100**	100	(a)
CSL Behring AG	Switzerland	**100**	100	(a)
ZLB GmbH	Germany	**100**	100	(a)
CSL UK Holdings Limited	England	**100**	100	(a)
ZLB Bioplasma UK Limited	England	**100**	100	(a)
CSLB Holdings Inc	USA	**100**	100	
CSL Biotherapies Inc	USA	**100**	100	(a)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	**100**	100	(a)
CSL Behring LLC	USA	**100**	100	(a)
CSL Behring Sales Force Inc.	USA	**100**	100	(a)
ZLB Bioplasma Inc	USA	**100**	100	(a)
CSL Behring Canada Inc.	Canada	**100**	100	(a)
CSL Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	**100**	100	(a)
CSL Behring KK	Japan	**100**	100	(a)
CSL Behring S.A. de C.V.	Mexico	**100**	100	(a)
CSL Behring S.A.	France	**100**	100	(a)
CSL Biotherapies GmbH	Germany	**100**	100	(a)
CSL Behring Foundation for Research and Advancement of Patient Health	USA	**100**	100	(a)
CSL Behring Verwaltungs GmbH	Germany	**100**	100	(a)
CSL Behring Beteiligungs GmbH & Co KG	Germany	**100**	100	(a)
ZLB Plasma Services GmbH	Germany	**100**	100	(a)
CSL Behring GmbH	Germany	**100**	100	(a)
CSL Behring (Switzerland) AG	Switzerland	**100**	100	(a)
CSL Behring GmbH	Austria	**100**	100	(a)
CSL Behring S.A.	Spain	**100**	100	(a)
CSL Behring A.B.	Sweden	**100**	100	(a)
CSL Behring S.p.A.	Italy	**100**	100	(a)
CSL Behring N.V.	Belgium	**100**	100	(a)
CSL Behring Lda	Portugal	**100**	100	(a)
CSL Behring MEPE	Greece	**100**	100	(a)
CSL Biotherapies Asia Pacific Limited	Hong Kong	**100**	100	(a)
CSL Behring S.A.	Argentina	**100**	100	(a)
CSL Behring Holdings Ltd.	England	**100**	100	(a)
CSL Behring UK Ltd.	England	**100**	100	(a)
ZLB Behring Asia Pacific Limited	Hong Kong	-	100	(b)

(a) Audited by affiliates of the Company auditors.
(b) ZLB Behring Asia Pacific Limited was liquidated during the year.
(c) Zenyth Therapeutics and its subsidiaries were acquired by CSL Limited during the year.
(d) CSL Biotherapies Pty Ltd was incorporated during the year.

02 07 09

32 Acquisition of Controlled Entities

On 10 November 2006, the Group acquired 100% of the share capital of Zenyth Therapeutics Limited (Zenyth), a Biotechnology company, for a cash consideration of $103,711,000.

The acquired business contributed revenues of $3,572,000 and a loss before tax of $5,349,000 to the Group for the period from acquisition to 30 June 2007. This result is included within "Other Human Health" in the Segment Information contained in note 2. If the acquisition had occurred on 1 July 2006, consolidated revenue and consolidated profit for the year ended 30 June 2007 would not have been materially affected.

Details of net assets acquired and goodwill are as follows:

	$'000
Purchase consideration:	
Cash paid	103,711
Direct costs relating to the acquisition	1,870
Total purchase consideration	105,581
Fair value of net identifiable assets acquired (see below)	93,498
Goodwill	12,083

The goodwill attributable to the acquisition of Zenyth represents the know-how of the research staff.

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $000	Fair value amount $000
Cash and cash equivalents	1,642	1,642
Trade and other receivables	1,409	1,409
Other Financial Assets	40,889	41,605
Property Plant & Equipment	1,383	610
Intangible Assets	-	53,952
Trade and other payables	(5,000)	(5,000)
Provisions	(720)	(720)
Net identifiable assets acquired	39,603	93,498

Outflow of cash to acquire business, net of cash acquired:

	$000
Cash consideration	(103,711)
Direct costs relating to the acquisition	(1,870)
Cash and cash equivalents in subsidiary acquired	1,642
Cash outflow on acquisition	(103,939)

Note: Other Financial Assets comprise Unit Trust investments that were converted to cash following the acquisition.

33 Deed of Cross Guarantee

A deed of cross guarantee between CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd, CSL Biotherapies Pty Ltd and Zenyth Therapeutics Pty Ltd was executed on 28 June 2007 and relief was obtained from preparing financial statements of CSL International Pty Ltd, CSL Finance Pty Ltd, CSL Biotherapies Pty Ltd and Zenyth Therapeutics Pty Ltd under the ASIC Class Order.

Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd, CSL Biotherapies Pty Ltd and Zenyth Therapeutics Pty Ltd (from its acquisition on 10 November 2006) is as follows:

SUMMARISED INCOME STATEMENT	Consolidated Group	
	2007 $000	2006 $000
Profit before tax	319,293	243,272
Income tax expense	(1,928)	(10,268)
Net profit	317,365	233,004
BALANCE SHEET		
CURRENT ASSETS		
Cash and cash equivalent	306,016	434,383
Trade and other receivables	96,401	58,975
Current tax assets	-	57,374
Inventories	110,739	66,426
Total Current Assets	513,156	617,158
NON-CURRENT ASSETS		
Trade and other receivables	188,705	429,080
Other financial assets	1,604,074	1,259,318
Property, plant and equipment	323,771	268,881
Deferred tax assets	24,724	24,457
Intangible assets	72,802	20,000
Retirement benefit assets	7,887	1,840
Total Non-Current assets	2,221,963	2,003,576
TOTAL ASSETS	2,735,119	2,620,734
CURRENT LIABILITIES		
Trade and other payables	140,696	109,361
Interest-bearing liabilities and borrowings	32,338	359,855
Current tax liabilities	24,123	24,801
Provisions	28,250	26,116
Deferred government grants	100	371
Total Current Liabilities	225,507	520,504
NON-CURRENT LIABILITIES		
Trade and other payables	17,459	69,813
Interest-bearing liabilities and borrowings	548,066	274,399
Deferred tax liabilities	15,512	37,225
Provisions	5,681	5,223
Deferred government grants	4,961	4,093
Total Non-Current Liabilities	591,679	390,753
TOTAL LIABILITIES	817,186	911,257
NET ASSETS	1,917,933	1,709,477
EQUITY		
Contributed equity	1,023,941	994,101
Reserves	43,885	24,133
Retained earnings	850,107	691,243
TOTAL EQUITY	1,917,933	1,709,477

02-0709

		Consolidated Group	
		2007	2006
		$000	$000
33	**Deed of Cross Guarantee (continued)**		
	Summary of movements in consolidated retained earnings of the closed group		
	Retained earnings at beginning of the financial year	**691,243**	581,196
	Net profit	**317,365**	233,004
	Actuarial gain / (loss) on defined benefit plans, net of tax	**4,033**	1,437
	Dividends provided for or paid	**(162,534)**	(124,394)
	Retained earnings at the end of the financial year	**850,107**	691,243
34	**Earnings Per Share**		
	Earnings used in calculating basic and dilutive earnings per share comprises:		
	Profit attributable to ordinary shareholders	**539,299**	117,357

	Number of shares	
	2007	2006
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**182,569,313**	182,025,674
Effect of dilutive securities:		
Senior Executive Share Ownership Plan options	**446,227**	697,530
Employee Performance Rights	**775,569**	587,904
Global Employee Share Plan	**16,497**	29,299
Contingent Consideration	**-**	7,098,615
Adjusted weighted average number of ordinary shares used in the calculation of diluted earnings per share:	183,807,606	190,439,022

Contingent consideration
In the prior year, in accordance with AASB 133 Earnings Per Share, contingent consideration that could be settled in either cash or ordinary shares was required to be included in the calculation of diluted earnings per share where the effect is dilutive. This amount was cash settled in February 2007.

Conversions, calls, subscription or issues after 30 June 2007
Since the end of the financial year, 20,800 performance rights have been exercised and shares issued as a result of the exercise.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

35 Financial Instruments

Objectives for holding derivative financial instruments

The Group is primarily exposed to the risk of adverse movements in exchange rates and interest rates and accordingly uses derivative financial instruments to manage specifically identified risks as approved by the board of directors. The accounting policy applied by the Group in respect to derivative financial instruments is outlined in note 1(v).

The purpose of specific derivative instruments that may be used by the Group is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased when considered necessary to create a desired hedge position; and
- Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the Group to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

Interest Rate Risk Exposures

The Group is, from time to time, exposed to interest rate risk through primary financial assets and liabilities. In accordance with the Group entities approved risk management policies, derivative financial instruments such as interest rate swaps are used to hedge interest rate risk exposures. As at 30 June 2007, no derivative financial instruments hedging interest rate risk were outstanding (2006: Nil).

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

		Fixed interest rate maturing in					
Consolidated Group – June 2007	Floating rate (a)	1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	480,237	-	-	-	-	480,237	5.34%
Trade and other receivables	-	-	-	-	627,647	627,647	-
Other financial assets	-	-	-	-	14,402	14,402	-
	480,237	-	-	-	642,049	1,122,288	
Financial Liabilities							
Trade and other payables	-	-	-	-	439,510	439,510	-
Bank loans – unsecured	667,360	-	-	-	-	667,360	4.11%
Deferred consideration–intangibles acquired	-	14,197	-	-	-	14,197	2.97%
Deferred consideration–subsidiary acquired	-	-	-	-	-	-	-
Bank overdraft – unsecured	6,099	-	-	-	-	6,099	4.97%
Senior unsecured notes	-	16,751	67,947	199,038	-	283,736	5.22%
Lease liabilities	-	1,920	7,959	26,486	-	36,365	6.35%
	673,459	32,868	75,906	225,524	439,510	1,447,267	

35 Financial Instruments (continued)

Consolidated Group – June 2006	Floating rate (a)	Fixed interest rate maturing in 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	753,694	-	-	-	-	753,694	4.75%
Trade and other receivables	-	-	-	-	611,352	611,352	-
Other financial assets	-	-	-	-	12,600	12,600	-
	753,694	-	-	-	623,952	1,377,646	
Financial Liabilities							
Trade and other payables	-	-	-	-	388,979	388,979	-
Bank loans – unsecured	486,922	-	-	-	-	486,922	2.59%
Deferred consideration–intangibles acquired	-	9,261	16,459	-	-	25,720	2.78%
Deferred consideration–subsidiary acquired	-	80,228	82,262	-	-	162,490	4.35%
Bank overdraft – unsecured	5,706	-	-	-	-	5,706	5.10%
Senior unsecured notes	-	18,993	75,713	241,764	-	336,470	5.22%
Lease liabilities	-	2,111	8,394	31,016	-	41,521	6.14%
	492,628	110,593	182,828	272,780	388,979	1,447,808	

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Parent Company – June 2007	Floating rate (a)	Fixed interest rate maturing in 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	-	-	-	-	-	-	-
Trade and other receivables	-	-	-	-	342,057	342,057	-
Other financial assets	-	-	-	-	1,341,701	1,341,701	-
	-	-	-	-	1,683,758	1,683,758	
Financial Liabilities							
Trade and other payables	-	-	-	-	513,731	513,731	
Bank Overdrafts – Unsecured	58,723	-	-	-	-	58,723	5.00%
	58,723	-	-	-	513,731	572,454	

02-3703

35 Financial Instruments (continued)

Parent Company – June 2006	Floating rate (a)	Fixed interest rate maturing in 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	177,290	-	-	-	-	177,290	5.62%
Trade and other receivables	-	-	-	-	110,851	110,851	-
Other financial assets	-	-	-	-	1,232,935	1,232,935	-
	177,290	-	-	-	1,343,786	1,521,076	
Financial Liabilities							
Trade and other payables	-	-	-	-	688,999	688,999	-
	-	-	-	-	688,999	688,999	

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

Foreign Exchange Risk

The Group enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the Group against exchange rate movements. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The Parent Company and other subsidiaries also enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the Parent Company and other group subsidiaries from movements in exchange rates that would give rise to an income statement impact.

Hedges of net investment in foreign subsidiaries

Included in Interest Bearing Liabilities (refer note 15) as at 30 June 2007, are Unsecured Notes amounting to US$79.69m (2006: US$86.66m) and EUR 67.92m (2006: EUR 70.33m) that are designated as a hedge of the Group's investment in ZLB Holdings Inc and CSL Behring Gmbh. A net foreign exchange gain of $22.1m (2006: loss of $8.5m) was recognised in equity on translation of these borrowings to Australian Dollars.

Included in Interest Bearing Liabilities (refer note 15) as at 30 June 2007, are Bank Loans amounting to EUR 130m (2006: EUR 130m) that are designated as a hedge of the Group's investment in CSL Behring GmbH. A net foreign exchange gain of $16.6m (2006: loss of $17.3m) was recognised in equity on translation of these borrowings to Australian Dollars.

There was no ineffectiveness recognised on this hedging during the year.

Sensitivity analysis

In managing interest rate and currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. However, over the longer-term, permanent changes in foreign exchange and interest rates would give rise to a Group income statement impact.

At 30 June 2007 it is estimated that a general movement of one percentage point in interest rates would change the Group's profit after tax by approximately $3.7m (2006: $1.8m). This calculation is based on applying a 1% movement to the Group's net debt at the year end, tax effected at the Group's effective tax rate.

It is estimated that a general movement of one percentage point in the value of the Australian Dollar against other currencies would change the Group's profit after tax by approximately $5.1m for the year ended 30 June 2007 (2006: $3.3m). This calculation is based on changing the actual exchange rate of Australian Dollars to all other currencies during the year by 1% and applying these adjusted rates to the individual local currency profits generated in the current financial year. The forward exchange contracts have been included in this calculation.

02-3783

35 Financial Instruments (continued)

Fair values

The fair values, together with the carrying amounts of Financial Asset and Financial Liabilities shown in the balance sheet, are as follows:

Consolidated Group	Carrying amount 2007 $000	Fair Value 2007 $000	Carrying amount 2006 $000	Fair Value 2006 $000
Financial Assets				
Cash and cash equivalents	480,237	480,237	753,694	753,694
Trade and other receivables	627,647	627,647	611,352	611,352
Other financial assets				
Derivatives	-	-	-	-
Unlisted equity securities	7,913	7,913	4,728	4,728
Managed financial assets	6,489	6,489	7,872	7,872
	1,122,286	1,122,286	1,377,646	1,377,646
Financial Liabilities				
Bank overdraft	6,099	6,099	5,706	5,706
Trade and other payables	439,510	439,510	388,979	388,979
Interest bearing liabilities and borrowings				
Unsecured bank loans	667,360	667,360	486,922	486,922
Unsecured notes	283,736	286,025	336,470	338,462
Deferred cash settlement	14,197	14,197	188,210	188,210
Finance leases	36,365	36,365	41,521	41,521
Other financial liabilities				
Derivatives	-	-	-	-
	1,447,267	1,449,556	1,447,808	1,449,800

There are no unrecognised gains or losses.

Parent Company	Carrying amount 2007 $000	Fair Value 2007 $000	Carrying amount 2006 $000	Fair Value 2006 $000
Financial Assets				
Cash and cash equivalents	-	-	177,290	177,290
Trade and other receivables	342,057	342,057	110,851	110,851
Other financial assets				
Derivatives	-	-	-	-
Unlisted equity securities	7,913	7,913	4,728	4,728
Long term deposits	-	-	-	-
Managed financial assets	-	-	-	-
	349,970	349,970	292,869	292,869
Financial Liabilities				
Bank overdraft	58,723	58,723	-	-
Trade and other payables	513,731	513,731	688,999	688,999
Interest bearing liabilities and borrowings				
Unsecured bank loans	-	-	-	-
Unsecured notes	-	-	-	-
Deferred cash settlement	-	-	-	-
Finance leases	-	-	-	-
Other financial liabilities				
Derivatives	-	-	-	-
	572,454	572,454	688,999	688,999

There are no unrecognised gains or losses.

The following methods and assumptions were used to determine the net fair values of financial assets and liabilities:

Trade and other receivables / payables

The carrying value of trade and other receivables/payables with a remaining life of less than one year is deemed to reflect its fair value. All other trade and other receivables/payables are discounted to determine fair values.

82-3783

35 Financial Instruments (continued)

Other financial assets – Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. Where discounted cash flows are used, estimated future cash flows are based on the director's best estimate and the discount rate is a market related rate for a similar instrument at the balance sheet date.

Other financial assets – other

Fair value is estimated using valuation techniques including recent arm's length transactions of like assets, discounted cash flow analysis and comparison to fair values of similar financial instruments.

Interest bearing liabilities and borrowings

Fair value is calculated based on the discounted expected future principal and interest cash flows.

Interest bearing liabilities and borrowings – Finance leases

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Funding and liquidity risk

Funding and liquidity risk is the risk that CSL cannot meet its financial commitments as and when they fall due. One form of this risk is credit spread risk which is the risk that in refinancing its debt, CSL may be exposed to an increased credit spread (the credit spread is the margin that must be paid over the equivalent government or risk free rate or swap rate). Another form of this risk is liquidity risk which is the risk of not being able to refinance debt obligations or meet other cash outflow obligations at any reasonable cost when required.

Liquidity and re-financing risks are not significant for the Group, as CSL has a relatively low gearing level and strong cash flows, and also maintains surplus liquidity on the balance sheet. The focus on improving operational cash flow and maintaining a strong balance sheet mitigates refinancing and liquidity risks enabling the Group to actively manage its capital position.

CSL's objectives in managing its funding and liquidity risks include ensuring the Group can meet its financial commitments as and when they fall due, ensuring the Group has sufficient funds to achieve its working capital and investment objectives, ensuring that short-term liquidity, long-term liquidity and crisis liquidity requirements are effectively managed, minimising the cost of funding and maximising the return on any surplus funds through efficient cash management, and ensuring adequate flexibility in financing to balance short-term liquidity requirements and long-term core funding, and minimise refinancing risk.

The below table shows the profile of financial liabilities:

	Maturing in			
Consolidated Group – June 2007	1 year or less	Over 1 year to 5 years	Over 5 years	Total
	$'000	$'000	$'000	$'000
Financial Liabilities				
Trade and other payables	439,510	-	-	439,510
Bank loans – unsecured	118,178	549,182	-	667,360
Deferred consideration–intangibles acquired	14,197	-	-	14,197
Deferred consideration–subsidiary acquired	-	-	-	-
Bank overdraft – unsecured	6,099	-	-	6,099
Senior unsecured notes	16,751	67,947	199,038	283,736
Lease liabilities	1,920	7,959	26,486	36,365
	596,655	625,088	225,524	1,447,267
Consolidated Group – June 2006				
Financial Liabilities				
Trade and other payables	388,979	-	-	388,979
Bank loans – unsecured	347,333	139,589	-	486,922
Deferred consideration–intangibles acquired	9,261	16,459	-	25,720
Deferred consideration–subsidiary acquired	80,228	82,262	-	162,490
Bank overdraft – unsecured	5,706	-	-	5,706
Senior unsecured notes	18,993	75,713	241,764	336,470
Lease liabilities	2,111	8,394	31,016	41,521
	852,611	322,417	272,780	1,447,808

02-3703

35 Financial Instruments (continued)

Funding and liquidity risk (continued)

Parent Company – June 2007	1 year or less	Over 1 year to 5 years	Over 5 years	Total
	$'000	$'000	$'000	$'000
Financial Liabilities				
Trade and other payables	513,731	-	-	513,731
Bank Overdrafts – Unsecured	58,723	-	-	58,723
	572,454	-	-	572,454

Parent Company – June 2006	1 year or less	Over 1 year to 5 years	Over 5 years	Total
Financial Liabilities				
Trade and other payables	688,999	-	-	688,999
Bank Overdrafts – Unsecured	-	-	-	-
	688,999	-	-	688,999

Credit Risk

Credit risk represents the extent of credit related losses that the Group may be subject to on amounts to be exchanged under financial instruments contracts or the amount receivable from trade and other debtors. Management has established policies to monitor and limit the exposure to credit risk on an on-going basis.

Transactions involving derivative financial instruments are with counterparties with whom the Group has a signed netting agreement as well as sound credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The Group minimises the credit risks associated with trade and other debtors by undertaking transactions with a large number of customers in various countries.

The maximum exposure to credit risk at balance date is the carrying amount, net of any allowance for doubtful debts or impairment, of each financial asset, including derivative financial instruments, in the balance sheet.

The credit quality of financial assets that are neither past due, nor impaired is as follows:

For the year ended 30 June 2007	Financial Institutions	Governments	Hospitals	Buying Groups	Other	Total
Cash and cash equivalents	480,237	-	-	-	-	480,237
Trade and other receivables	1,736	44,417	211,772	180,447	189,275	627,647
Other financial assets	14,402	-	-	-	-	14,402
	496,375	44,417	211,772	180,447	189,275	1,122,286
For the year ended 30 June 2006						
Cash and cash equivalents	753,694	-	-	-	-	753,694
Trade and other receivables	1,242	36,104	209,817	170,555	193,634	611,352
Other financial assets	12,600	-	-	-	-	12,600
	767,536	36,104	209,817	170,555	193,634	1,377,646

The Group has not renegotiated any material collection/repayment terms of any financial assets in the current financial year.

02-0103

35 Financial Instruments (continued)

Credit Risk (continued)

An analysis of trade receivables that are past due and the allowance for doubtful debts is as follows: All other financial assets are less than 30 days overdue.

For the year ended 30 June 2007:	Not impaired	Impaired	Allowance for doubtful debts
	$000	$000	$000
Trade and other receivables:			
less than 30 days overdue	378,105	-	-
more than 30 but less than 90 days overdue	67,782	-	-
more than 90 days overdue	83,057	18,853	18,853
	528,944	18,853	18,853
For the year ended 30 June 2006:			
Trade and other receivables:			
less than 30 days overdue	357,451	-	-
more than 30 but less than 90 days overdue	84,605	-	-
more than 90 days overdue	82,926	13,744	13,744
	524,982	13,744	13,744

Financial assets are considered impaired where there is objective evidence that the Group will not be able to collect all amounts due according to the original trade and other receivable terms. Factors considered when determining if an impairment exists include aging and timing of expected receipts and the credit worthiness of counterparties. An allowance for doubtful debts is created for the difference between the assets carrying amount and the present value of estimated future cash flows. The Group's trading terms do not generally include the requirement for customers to provide collateral as security for financial assets.

Capital Risk Management

The Group and the Parent Company are not subject to any externally imposed capital requirements.

The Group's and the Parent Company's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

CSL Limited and its controlled entities
Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the Group are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and Group's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2007.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 28 June 2007.

Made in accordance with a resolution of the directors.

Elizabeth A Alexander
Chairman

Brian A McNamee
Managing Director

Melbourne
22 August 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of CSL Limited

We have audited the accompanying financial report of CSL Limited and the entities it controlled during the period, which comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the year ended 30 June 2007.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 4 to 16 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of CSL Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and

(b) other mandatory financial reporting requirements in Australia.

2. the financial report comprising the financial statements and notes thereto also complies with International Financial Reporting Standards as disclosed in Note 1.

3. the remuneration disclosures that are contained on pages 4 to 16 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Denis Thorn

Partner

Melbourne

22 August 2007

CSL Limited
2007 Full Year Result
22 August 2007

CSL

Disclaimer

Forward looking statements

The materials in this presentation speak only as of the date of these materials, and include forward looking statements about our financial results and estimates, business prospects and products in research that involve substantial risks and uncertainties, many of which are outside the control of, and are unknown to, CSL. You can identify these statements by the fact that they use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "may," "assume," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the success of research and development activities, decisions by regulatory authorities regarding whether and when to approve our drug applications as well as their decisions regarding labeling and other matters that would affect the commercial potential of our products; competitive developments affecting our current growth products; the ability to successfully market new and existing products in Australia and other countries; difficulties or delays in manufacturing; trade buying patterns, fluctuations in interest and currency exchange rates; legislation or regulations throughout the world that affect product production, distribution, pricing, reimbursement or access; legal defense costs, insurance expenses, settlement costs and the risk of an adverse decision or settlement relating to product liability, patent protection or governmental investigations, growth in costs and expenses; and CSL's ability to protect its patents and other intellectual property throughout the world. The statements being made in this presentation do not constitute an offer to sell, or solicitation of an offer to buy, any securities of CSL.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

CSL

Highlights

Financial

- Total revenue $3,310m, up 14%
  - GARDASIL® royalty of $86m - Australian sales $100m
- NPAT $539m up 54%*
  - Excl. Sanofi settlement of $18m, NPAT $521m up 48%
- CSL Behring EBITDA margin up from 24% to 31%
- Research and development expenditure of $191m up 19%
- Operating cashflow $481m
- EPS $2.95 up 53%*
- Final dividend 55 cents (franked 50%)
- Share buyback announced ~$750m
- 3:1 share split

* *Growth calculated after excluding the provision for contingent payment arising from the acquisition of Aventis Behring included in FY2006*

CSL

Highlights

Operational

- Strong global demand for plasma therapies continues
- Successful first full year of GARDASIL® rollout by Merck
- Commonwealth Government funding of GARDASIL® in Australia
- Extension of Helixate® supply agreement to 2017
- Privigen™ (10% liquid IVIG) approved by US FDA
- Influenza BLA accepted by US FDA for expedited review
- Acquisition of CytoGam®
- Acquisition of Zenyth Therapeutics Ltd completed
- License and option agreement with Wyeth for ISCOMATRIX® adjuvant technology & expansion of existing Merck agreement
- US FDA approval of Rhophylac® for ITP
- Prototype pandemic influenza vaccine dossier lodged with TGA

CSL

Human Health
Business Unit Performance

CSL Behring

Other Human Health

- CSL Bioplasma
- CSL Biotherapies
- CSL Research & Development

CSL

CSL Behring

- Sales A$2,645m (US$2,067m)
- EBIT A$737m (up 48%), EBITDA A$824
- Operations
  - Robust sales growth
  - Strong margin expansion
    - Operational efficiency
    - Optimizing product mix
    - Specialty products contribution
      - Cytogam® ~$20m sales in 2H07
      - Rhophylac®, Beriplex®, Haemocomplettan®, Berinert®
      - Improved market conditions
  - US FDA approves Privigen™
    - Launch 1Q calendar 2008
    - Additional Large-scale plant in Bern complete, undergoing validation

CSL

CSL Behring – Sales up 13% in USD



2,500
2,000
1,500
1,000
500
0
US$1,826m
US$2,067m
Other*
Immuno-
globulins
Wound H
Critical
Care
pdCoag
rFVIII
Jun 06
Jun 07

Sales for the 12 month period

Highlights

- IVIG product mix, price and volume strength
- Albumin price recovery
- Strong growth in vWF volumes
- Strong contribution and growth in specialty products such as Rhophylac®, Beriplex® and Berinert®, Haemocomplettan®
- Helixate® flat

** Non therapy sales such as plasma, testing services etc*

CSL

CSL Behring sales by region – FY2007



Intercontinental*
8%
Japan
7%
USA
43%
Central
Europe
20%
Western
Europe
22%

* *Includes South America, Central America, Canada, Africa and the Middle East*

CSL

Plasma therapies – profitable growth



Revenue per litre
Wound Healing
Fibrin-ogen
FIX
Beriplex
API
Inhibitors
Specialty products
Factor VIIIs
Immunoglobulins
Albumin
Core Products
Litres PEQ

Objectives:
Efficient cost base
Grow specialty products
Margin expansion in core products
Profitable litre discipline

CSL

Strong EBITDA margin - up from 24% to 31%


%
35
30
25
20
15
10
5
0
EBITDA margin
31%
Inventory Discount
2004
2005
2006
2007

Growth drivers

- Centres of excellence model
- Favourable market conditions
- Core product mix
- Growth in specialty products
- Replacement of ARC tolling contract with in-market sales
- Plasma collection efficiency

CSL

US FDA approves 10% liquid IVIG - Privigen™

Compelling features

- Excellent stability profile - 24 month storage at room temp
- Improved production yield over time

Annual Capacity

- 3 million grams currently available
- Additional 10 million gram capacity available 1H cal. 2009
- Further capacity proposed for 2011

Conversion

- Anticipate conversion of ~1m grams in fiscal 2008
- Anticipate majority conversion within 2 years of new capacity

20% Liquid SCIG

- Phase III fully recruited

CSL

CSL Behring

Outlook for FY2008

Sales growth in USD approx. ~10-12%

- Broadbased stable to favourable market conditions
- Continued strong demand for IVIG
- Launch of Privigen™ in 1Q calendar 2008
- Helixate® returning to growth
- Full year of Cytogam®

Operating margin % stable to slight improvement

CSL

CSL Bioplasma

Sales A$211m (up 10%)

Australian Business

- Growth in plasma volumes for fractionation
  - ARCBS collections growth
- New agreement to fractionate plasma from Taiwan
- Pro-thrombin complex demand increasing for anticoagulant reversal
- Upgrade to post viral inactivation facility

Asian Business

- Strong Albumin demand and improved pricing

CSL

CSL Biotherapies

Sales A$317m (up 49%)

GARDASIL® Australia

- $100m in sales
- Strong start to school based program
- 18 to 26 year old GP based catch-up program commenced July 2007

Rotateq® launch

Influenza vaccine

- BLA accepted by US FDA in March 2007 for expedited review
- Launch anticipated October 2007
- Significant phase IV studies required by US FDA

CSL

GARDASIL®

- Merck's GARDASIL® launched in Europe
- Merck submits cross protection data
- GARDASIL® now approved in 80 countries
- GARDASIL® royalties
  - $86m to CSL in first full year
  - FY2008 estimates* $155m
- Royalty to CSL on Merck's in-market sales
  - Approx. 7% on sales in 'patented countries'
  - Some sales allowances
  - Payments to University of Queensland

* *Source: analyst consensus*

CSL

R&D Investment

Growth in new product and market development



$Am
200
150
100
50
0
$191
FY2008
~$220m
New Product Development
Market development
Life Cycle Management
FY2005
FY2006
FY2007

R&D Highlights – New Products

Recombinant Antibodies

- Zenyth integration complete
- CSL360 MAb for acute myeloid leukaemia Phase I clinical study commenced
- IL-13R MAb* for asthma toxicology studies started
- GM-CSFR MAb* for rheumatoid arthritis submission to Paul Ehrlich Institute to conduct clinical study

Reconstituted HDL

- Acute coronary syndrome Phase II data encouraging

* *Partnered programs*

CSL

R&D Highlights – New Products

Influenza

- Pandemic vaccine
  - Prototype Core Pandemic dossier submitted to TGA
- Improved vaccine
  - CSL412 Influenza ISCOMATRIX® vaccine clinical study commenced

ISCOMATRIX® adjuvant

- Wyeth license and option agreement finalised
- Additional fields with Merck
- Merck commenced two clinical programs
- Commercial scale manufacture at Kankakee

CSL

Financial Detail

CSL

Net Profit After Tax



600
500
400
300
200
100
0
Reported NPAT $117m
Aventis contingent Provision
$351m
+48%
$521m
Sanofi Settlement
Reported NPAT $539m
Jun 06
Jun 07

NPAT for the 12 month period

CSL

Strong Balance Sheet

Cash Flow from Operations $481m *FY2008 expect $620 – 630m*

Capital Expenditure $205m *FY2008 expect ~$220m*

Working Capital	**2007**	**2006**
• **Inventory Turns**	**1.54**	**1.77**
• **Days Debtors**	**60.9**	**65.5**
Financial Leverage		
• **Net Debt**	**528**	**643***
• **Interest Cover (times)**	**65.5**	**32.1**
• **Net Debt to net debt plus equity**	**18.9%**	**24.4%***

** Includes contingent provision*

CSL

Tax

Effective tax rate 2006/2007 30%

Key changes expected to impact FY2008

- Multiple European tax rate changes
- Combined expected favourable tax impact of $30 – $40m
- Germany - Draft Corporate Tax Reform Act*
  - Effective rate 39% down to 30%
  - Assumption - rate change applicable 1 July 2007
  - Profit impact FY2008, cash impact FY2009

Estimated effective tax rate in 2007/08 ~26/27%

** German tax rate subject to approval by German Federal President*

CSL

Foreign Exchange Sensitivity

Translation*

	2006/07	10% chg
• AUD/USD	0.78	$16m
• AUD/EUR	0.60	$29m
• AUD/CHF	0.95	$20m
		$65m

Transaction

	2006/07	10% chg
• USD/CHF	1.22	$23m
• USD/EUR	0.77	$4m
		$27m

* *Includes GARDASIL Royalties*

CSL

Capital Management

Buyback

- Ongoing review of balance sheet in best interests of shareholders
- Optimizing capital structure through quantum, mix and type of debt and equity
- On market buyback
  - Funded by cash & debt ~$750 million

Share Split

- 3:1 share split subject to shareholder approval

CSL

Group Outlook for FY2008 *(at 2006/07 exchange rates)*

• Total revenue growth	~12 - 14%
• R&D	~$220m
• GARDASIL royalties *(pre tax)*	155m*
• Net profit after tax	$670m - $700m

Excludes interest cost to fund buyback

Subject to:

- *material price movements on core plasma products*
- *GARDASIL royalties*
- *effective tax rate*
- *Currency movements***

* *Source: Analyst consensus*

** *10% strengthening of the AUD relative to the group of currencies referred to in slide 23 reduces NPAT forecast by ~A$65m*

CSL

Growth Strategy

Global Specialty Bio- pharmaceutical

- *HPV royalties*
- *GARDASIL® (Aust)*

vaccine

- ***Advanced IG products***

adjuvant

- ***Market Development***

products

- ***Novel plasma products***

- *Plasma sector stability*
- *Maintaining narrow global focus*
- *Growth in R&D investment*
- *New products – unmet medical needs*

CSL

Appendix

CSL

Group Results

Full year ended June	FY2007 A$m	FY2006* A$m	Change %
Sales	**3,172.4**	**2848.9**	
Other Revenue	137.8	54.6	
Total Revenue	**3,310.2**	**2,903.5**	**14%**
Earnings before Interest, Tax, Depreciation & Amortisation	**918.7**	**631.1**	**46%**
Depreciation/Amortisation	132.6	116.1	
Earnings before Interest and Tax	**786.1**	**515.0**	**53%**
Net Interest Expense	12.0	16.0	
Tax Expense	234.8	148.1	
Net Profit	**539.3**	**350.9**	**54%**
Total Ordinary Dividends (cents)	104	68	
Final Dividend (cents)	55	40	
Basic EPS (cents)	295.4	192.8	

* *FY2006 numbers show results from continuing operations. They exclude the provision for contingent payment arising from the acquisition of Aventis Behring*

CSL

END